SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2025 and 2024

(With Independent Auditors' Report Thereon)

Contents



KPMG SAMJONG Accounting Corp.
152, Teheran-ro, Gangnam-gu, Seoul 06236
(Yeoksam-dong, Gangnam Finance Center 27th Floor)
Republic of Korea

Tel +82 (2) 2112 0100
Fax +82 (2) 2112 0101
www.kr.kpmg.com

Independent Auditors' Report
Based on a report originally issued in Korean

To the Board of Directors and Shareholder of
Shinhan Card Co., Ltd.:

Opinion

We have audited the consolidated financial statements of Shinhan Card Co., Ltd. and its subsidiaries (the "Group"), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing ("KSAs"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.



Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an Auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
● Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.
● Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our Auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.
● Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
● Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

Seoul, Korea
March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2025 and 2024

(In millions of won)	Note		2025	2024
Assets				
Cash and due from banks	10,40	₩	550,151	864,692
Financial assets at fair value through profit or loss	11		684,773	606,717
Derivative assets	12		567,126	670,186
Credit card receivables at amortized cost and others	13		36,758,882	37,267,649
Lease assets	14		1,907,243	2,133,859
Financial assets at fair value through other comprehensive income	16		353,044	378,530
Property and equipment, net	15,17		626,229	645,716
Intangible assets	18		213,329	228,428
Investments in associates	19		124,995	101,903
Current tax assets	39		34	4
Deferred tax assets	39		132,913	131,277
Investment property	20		44,451	45,642
Defined benefit assets	24		11,524	5,011
Other assets	21		912,839	1,057,480
Assets of a disposal group classified as held for sale	45		299,199	-
Total assets		₩	43,186,732	44,137,094
Liabilities				
Derivative liabilities	12	₩	880	6,100
Borrowings	22		4,401,105	6,550,378
Debentures, net	23		25,514,667	24,409,874
Defined benefit obligations	24		-	173
Current tax liabilities	39		77,722	69,112
Provisions	25		245,715	220,948
Other liabilities	15,26		4,196,359	4,603,613
Liabilities of a disposal group classified as held for sale	45		250,402	-
Total liabilities		₩	34,686,850	35,860,198
Equity				
Common stock	27	₩	626,847	626,847
Hybrid bonds	27		699,822	699,822
Capital surplus	27		860,729	860,729
Capital adjustments	27		(2,765)	(2,354)
Accumulated other comprehensive loss	27		(20,029)	(79,023)
Retained earnings	27,28		6,306,502	6,147,734
Equity attributable to owner of the Company			8,471,106	8,253,755
Non-controlling interests	27		28,776	23,141
Total equity		₩	8,499,882	8,276,896
Total liabilities and equity		₩	43,186,732	44,137,094

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025 and 2024

(In millions of won, except earnings per share)	Note		2025	2024
Interest income		₩	3,067,760	2,984,234
Interest expense			(1,120,263)	(1,053,063)
Net interest income	32		1,947,497	1,931,171
Fee and commission income			1,956,931	2,073,548
Fee and commission expense			(1,370,820)	(1,305,206)
Net fee and commission income	33		586,111	768,342
Dividend income	34		939	673
Net gain on financial assets at fair value through profit or loss	11		4,323	24,795
Net gain (loss) on derivatives	12		31,658	577,817
Net gain (loss) on foreign currency transactions	7		21,825	(534,736)
Provision for credit loss allowance	35		(911,600)	(917,238)
General administrative expenses	36		(854,058)	(819,733)
Other operating expense, net	37		(216,675)	(273,650)
Operating income			610,020	757,441
Non-operating income, net	38		(3,126)	12,081
Share of gain (loss) of associates			12,794	(4,053)
Profit before income tax			619,688	765,469
Income tax expense	39		(139,483)	(190,208)
Profit for the year		₩	480,205	575,261
Other comprehensive income (loss):				
Items that will never be reclassified subsequently to profit or loss				
Remeasurement of the net defined benefit obligations	24,27	₩	(950)	(11,669)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		(1,650)	(12,788)
Items that are or may be reclassified subsequently to profit or loss				
Gains (losses) on financial assets at fair value through other comprehensive income			(3,446)	4,469
Net changes in the unrealized fair value of cash flow hedges	12,27		72,634	(18,379)
Foreign currency translation adjustments for foreign operations	27		(7,419)	16,380
Other comprehensive income (loss) for the year, net of tax			59,169	(21,987)
Total comprehensive income for the year		₩	539,374	553,274

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2025 and 2024

(In millions of won, except earnings per share)	*Note*		2025	2024
Profit attributable to:				
Equity holders of Shinhan Card Co., Ltd.	*30*	₩	476,745	572,147
Non-controlling interests			3,460	3,114
Profit for the year		₩	480,205	575,261
Total comprehensive income (loss) attributable to:				
Equity holders of Shinhan Card Co., Ltd		₩	535,739	550,576
Non-controlling interests			3,635	2,698
Total comprehensive income		₩	539,374	553,274
Earnings per share				
Basic and diluted earnings per share (in won)	*30*	₩	3,548	4,309

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the year ended December 31, 2025

(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity
						2025				
Balance at January 1, 2025	₩	626,847	699,822	860,729	(2,354)	(79,023)	6,147,734	8,253,755	23,141	8,276,896
Transactions with owner										
Dividends		-	-	-	-	-	(286,093)	(286,093)	-	(286,093)
Share-based payment transactions		-	-	-	(1)	-	-	(1)	-	(1)
Dividend on hybrid bonds		-	-	-	-	-	(31,884)	(31,884)	-	(31,884)
Net change in non-controlling interests		-	-	-	(410)	-	-	(410)	2,000	1,590
Total comprehensive income for the year:										
Profit for the year		-	-	-	-	-	476,745	476,745	3,460	480,205
Remeasurement of the net defined benefit obligations		-	-	-	-	(950)	-	(950)	-	(950)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(5,096)	-	(5,096)	-	(5,096)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	72,634	-	72,634	-	72,634
Foreign currency translation adjustments for foreign operations		-	-	-	-	(7,594)	-	(7,594)	175	(7,419)
Balance at December 31, 2025	₩	626,847	699,822	860,729	(2,765)	(20,029)	6,306,502	8,471,106	28,776	8,499,882

See accompanying notes to the consolidated financial statements.

6

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (continued)
For the year ended December 31, 2024

(In millions of won)

		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	2024 Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity
Balance at January 1, 2024	₩	626,847	699,822	860,729	(1,548)	(55,952)	5,916,393	8,046,291	8,696	8,054,987
Transactions with owner										
Dividends		-	-	-	-	-	(310,415)	(310,415)	-	(310,415)
Dividend on hybrid bonds		-	-	-	-	-	(31,891)	(31,891)	-	(31,891)
Net change in non-controlling interests		-	-	-	(806)	-	-	(806)	11,746	10,940
Total comprehensive income for the year:										
Profit for the year		-	-	-	-	-	572,147	572,147	3,114	575,261
Remeasurement of the net defined benefit obligations		-	-	-	-	(11,669)	-	(11,669)	-	(11,669)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(9,819)	1,500	(8,319)	-	(8,319)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(18,379)	-	(18,379)	-	(18,379)
Foreign currency translation adjustments for foreign operations		-	-	-	-	16,796	-	16,796	(415)	16,381
Balance at December 31, 2024	₩	626,847	699,822	860,729	(2,354)	(79,023)	6,147,734	8,253,755	23,141	8,276,896

7

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and 2024

(In millions of won)		2025	2024
Cash flows from operating activities			
Profit for the year	₩	480,205	575,261
Adjustments for:			
Interest income		(3,067,760)	(2,984,234)
Interest expense		1,120,263	1,053,063
Dividend income		(939)	(673)
Income tax expense		139,483	190,208
Fee and commission income		41,822	43,450
Fee and commission expense		983	1,071
Gains on disposals of financial assets at fair value through profit or loss		(1,833)	(2,110)
Losses on disposals of financial assets at fair value through profit or loss		14	1
Gains on valuation of financial assets at fair value through profit or loss		(1,982)	(4,674)
Losses on valuation of financial assets at fair value through profit or loss		8,273	1,604
Gains on derivatives		(149,207)	(595,761)
Losses on derivatives		117,549	17,943
Net losses on foreign currency transactions		28,893	574,961
Provision for credit loss allowance		911,600	917,238
Employee-related expenses		43,922	25,729
Depreciation expenses		88,491	85,542
Provision for restoration		18	18
Other operating expenses		445,200	465,837
Non-operating income		(1,039)	(634)
Non-operating expenses		15,823	2,957
Share of profit or loss of associates		(12,794)	4,053
		(273,220)	(204,411)
Changes in assets and liabilities:			
Restricted due from banks		(70,642)	(10,339)
Due from banks at amortized cost		198,470	(150,300)
Financial assets at fair value through profit or loss		(28,291)	360,365
Credit card receivables at amortized cost and other		(377,218)	(1,238,419)
Lease assets		(218,688)	(517,046)
Other assets		35,553	276,872
Net defined benefit obligations		(39,663)	(37,027)
Provisions		(42,499)	(39,105)
Other liabilities		(362,717)	(794,114)
		(905,695)	(2,149,113)
Income taxes paid		(156,047)	(172,687)
Interest received		2,880,061	2,817,178
Interest paid		(978,718)	(872,258)
Dividend received		939	673
Net cash inflow(outflow) from operating activities	₩	1,047,525	(5,357)

8

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
For the years ended December 31, 2025 and 2024

(In millions of won)		2025	2024
Cash flows from investing activities			
Proceeds from disposal of financial assets at fair value through profit or loss	₩	14,446	7,988
Acquisition of financial assets at fair value through profit or loss		(68,684)	(18,865)
Proceeds from disposal of financial assets at fair value through other comprehensive income		25,492	20,907
Acquisition of financial assets at fair value through other comprehensive income		(5,455)	(16,300)
Acquisition of investments in associates		(14,250)	(13,500)
Proceeds from disposal of investments in associates		4,583	-
Proceeds from disposal of property and equipment		2,479	1,429
Acquisition of property and equipment		(18,935)	(32,975)
Proceeds from disposal of intangible assets		4,821	1,446
Acquisition of intangible assets		(33,337)	(27,845)
Decrease in security deposits paid		13,116	8,041
Increase in security deposits paid		(5,475)	(2,914)
Net cash outflow from investing activities	₩	(81,199)	(72,588)
Cash flows from financing activities			
Proceeds from borrowings	₩	2,804,603	1,421,207
Repayment of borrowings		(4,855,813)	(3,073,789)
Proceeds from debentures		6,626,555	9,544,871
Repayment of debentures		(5,533,912)	(7,314,347)
Cash inflows from cash flow hedges		2,674,668	2,773,828
Cash outflows from cash flow hedges		(2,446,187)	(2,748,915)
Repayment of lease liabilities		(15,815)	(15,256)
Dividends paid		(286,093)	(310,415)
Increase in security deposits paid		(84,855)	(53,259)
Payment of dividend on hybrid bonds		(31,884)	(31,884)
Decrease in other financial liabilities		-	(10,640)
Issuance of common stocks		1,586	10,940
Net cash inflow (outflow) from financing activities		(1,147,147)	192,341
Effect of exchange rate fluctuations on cash and cash equivalents		(1,366)	2,134
Net increase (decrease) in cash and cash equivalents		(182,187)	116,530
Cash and cash equivalents included in assets held for sale		(4,526)	-
Cash and cash equivalents at the beginning of the year		599,793	483,263
Cash and cash equivalents at the end of the year (Note 40)	₩	413,080	599,793

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2025 and 2024

1. Reporting Entity

General information of Shinhan Card Co., Ltd. (the "Company" or the "Controlling Company") and its subsidiaries (collectively the "Group") is as follows.

(a) The Controlling Company

The Controlling Company(the "Company") was incorporated on December 17, 1985. The address of the Company's registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga). The Group provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Finance Business Act.

As of December 31, 2025, the Group has approximately 20.42 million (actual member criteria) personal credit card holders, 1.97 million merchants in its network and 47 branch offices (including the headquarter office and overseas subsidiaries). The Group is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group").

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

1. Reporting Entity (continued)

(b) Subsidiaries

As of December 31, 2025 and 2024, consolidated subsidiaries are summarized below.

Name of subsidiary	Location	Closing month	Operating activities	December 31, 2025		December 31, 2024	
				Controlling interest	Non-controlling interest	Controlling interest	Non-controlling interest
Shinhan Card 2021-1 (*1) (*2)	Korea	December	ABS	-	-	0.5%	99.5%
Shinhan Card 2021-2 (*1) (*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2022-1 (*1) (*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2022-2 (*1) (*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2022-3 (*1) (*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2023-1 (*1) (*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2024-1 (*1) (*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2024-2 (*1) (*2)	Korea	December	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2025-1 (*1) (*2)	Korea	December	ABS	0.5%	99.5%	-	-
Shinhan Credit Information Co., Ltd.	Korea	December	Debt collection, Credit investigation, Complaints service agency	100.0%	-	100.0%	-
Shinhan Finance LLC (*3)	Kazakhstan	December	Installment, Lease financing and credit loan	72.09%	27.91%	75%	25%
Shinhan Indo Finance	Indonesia	December	Installment, credit card and lease financing	76.33%	23.67%	76.33%	23.67%
Shinhan Microfinance Co., Ltd.	Myanmar	September	Credit loan	100.0%	-	100.0%	-
Shinhan Vietnam Finance Co., Ltd.	Vietnam	December	Credit loan, Installment and credit card	100.0%	-	100.0%	-
Specified money in trusts (*1) (6 cases and 3 cases as of December 31, 2025 and 2024, respectively)	Korea	December	Trust asset management	100.0%	-	100.0%	-

(*1) The above subsidiaries have been designed so that voting or similar rights are not the dominant factor in determining control, and therefore it qualifies as a structured entity.

(*2) Although the Controlling Company's percentage of ownership in shares of structured entities is less than 50%, with consideration of the terms and conditions of structured entities' incorporate agreement, the Group obtains substantially all gains and losses from the operations of the structured entities, and the Group has the ability to direct the activities of structured entities that can significantly affect such gains and losses. Accordingly, the structured entities are included in the consolidation. The Group may elect additional trusts to avoid early redemption of securitization bonds resulting from a breach of the early redemption trigger clause in the asset securitization.

(*3) The Group's stake has been decreased from 75% to 72.09% due to the capital increase by third-party allocation for the year ended December 31, 2025.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

1. Reporting Entity (continued)

(c) Changes in investments in subsidiaries during the year ended December 31, 2025 are as follows:

Status of change	Name of the subsidiary	Reason
Included	Shinhan Card 2025-1	Newly invested subsidiary
Excluded	Shinhan Card 2021-1	Liquidation

(d) Condensed financial information of the Group's subsidiaries as of and for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025				
Name of subsidiary	Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2021-2	-	-	-	-	-
Shinhan Card 2022-1	-	-	-	-	-
Shinhan Card 2022-2	574,601	574,220	381	-	1,024
Shinhan Card 2022-3	179,372	179,514	(142)	-	1,986
Shinhan Card 2023-1	385,012	390,504	(5,492)	-	6,094
Shinhan Card 2024-1	889,004	847,308	41,696	-	57,695
Shinhan Card 2024-2	576,260	574,260	2,000	-	5,767
Shinhan Card 2025-1	584,076	573,976	10,100	-	10,100
Shinhan Credit Information Co., Ltd.	38,290	12,979	25,311	856	638
Shinhan Finance LLC	396,240	334,597	61,643	9,102	10,600
Shinhan Indo Finance	299,199	250,403	48,796	4,630	3,359
Shinhan Microfinance Co., Ltd.	22,986	16,125	6,861	(1,532)	(1,967)
Shinhan Vietnam Finance Co., Ltd.	618,490	458,807	159,683	12,524	7,254
Specified money in trusts	795,000	-	795,000	21,985	21,985

	December 31, 2024				
Name of subsidiary	Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2021-1	-	-	-	-	-
Shinhan Card 2021-2	400,123	400,123	-	-	-
Shinhan Card 2022-1	400,291	400,291	-	-	-
Shinhan Card 2022-2	587,553	588,196	(643)	-	409
Shinhan Card 2022-3	365,598	367,727	(2,129)	-	2,879
Shinhan Card 2023-1	342,567	354,153	(11,586)	-	1,732
Shinhan Card 2024-1	847,966	863,965	(15,999)	-	(15,999)
Shinhan Card 2024-2	584,533	588,300	(3,767)	-	(3,767)
Shinhan Credit Information Co., Ltd.	35,676	11,003	24,673	1,765	1,823
Shinhan Finance LLC	287,009	237,552	49,457	9,696	6,970
Shinhan Indo Finance	238,562	193,037	45,525	5,687	8,788
Shinhan Microfinance Co., Ltd.	15,736	16,724	(988)	(389)	655
Shinhan Vietnam Finance Co., Ltd.	629,441	477,012	152,429	3,795	12,699
Specified money in trusts	490,000	-	490,000	29,629	29,629

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

2. Basis of Preparation

The Group prepares its financial statements in accordance with Korean International Financial Reporting Standards ("K-IFRS"), which are accounting standards adopted and promulgated by the International Accounting Standards Board as prescribed in Article 5-1-1 of the Act on External Audit of Stock Companies.

The consolidated financial statements were authorized for issue by the Board of Directors on February 4, 2026, which will be submitted for approval to the shareholder's meeting to be held on March 25, 2026.

(a) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:
- Derivative financial instruments are measured at fair value;
- Financial instruments at fair value through profit or loss are measured at fair value;
- Financial instruments at fair value through other comprehensive income are measured at fair value;
- Liabilities recognized for cash-settled share-based payment; and
- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective economic environment in which the Group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the Controlling Company's functional currency and the currency of the primary economic environment in which the Group operates.

(c) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2025 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

2. Basis of Preparation (continued)

(d) Changes in accounting policies

Except for the following new accounting standards enacted or amended for the first time for their annual reporting period commencing January 1, 2025, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2024. There are other new standards applied from January 1, 2025, which does not have a significant impact on the Group's consolidated financial statements.

(i) New and amended standards and interpretations adopted by the Group

The Group has applied the following new and amended accounting standards and new interpretations issued that are effective for the accounting periods beginning on or after January 1, 2025.

1) Amendments to K-IFRS No. 1021, 'The Effects of Changes in Foreign Exchange Rates' and K-IFRS No. 1101, 'First-time adoption of Korean International Financial Reporting Standards ' – Lack of exchangeability

The amendments require to assess whether a currency is exchangeable and, if exchange with other currencies is not possible, to estimate the spot exchange rate and disclose related information. The adoption of the amendments did not have a material impact on the Group's consolidated financial statements.

(ii) New and amended standards and interpretations not yet adopted by the Group

The following are new and amended standards and interpretations that have been issued or published but are not yet effective and have not been applied.

1) Amendments to K-IFRS No. 1109, 'Financial Instruments' and K-IFRS No. 1107, 'Financial Instruments: Disclosures'

In response to questions raised in practice and to incorporate new requirements, K-IFRS No. 1109, '*Financial Instruments*' and K-IFRS No. 1107, '*Financial Instruments: Disclosures*' were amended. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted. The principal amendments are as follows. The Group is currently assessing the impact of these amendments on its financial statements.

- Permits, subject to specified criteria, a financial liability to be considered settled (derecognized) before the settlement date when it is settled through an electronic payment system
- Clarifies and adds guidance for assessing whether a financial asset meets the criterion of consisting solely of payments of principal and interest
- Requires disclosures, by class of financial instrument, of the effect on the entity of contractual terms that change the timing or amount of contractual cash flows and the extent of the entity's exposure
- Introduces additional disclosures for equity instruments designated at fair value through other comprehensive income

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

2. **Basis of Preparation (continued)**

(d) Changes in accounting policies (continued)

(ii) New and amended standards and interpretations not yet adopted by the Group (continued)

2) K-IFRS Annual Improvements Volume 11

K-IFRS annual improvements Volume 11 are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. There will be no material impact on the consolidated financial statements from these amendments.

- K-IFRS No. 1101, '*First-time adoption of Korean International Financial Reporting Standards*' – Hedging accounting by a first-time adopter
- K-IFRS No. 1107, '*Financial Instruments: Disclosures*' – Gain or loss on derecognition, practical application guidance
- K-IFRS No. 1109, '*Financial Instruments*' – Derecognition of lease liabilities and transaction price
- K-IFRS No. 1110,'*Consolidated Financial Statements*' – Determination of 'de facto agent'
- K-IFRS No. 1007, '*Statement of Cash Flows*' – Cost method
- K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures – Contracts referencing nature-dependent electricity

The Group is currently assessing the impact of these amendments on its financial statements.

3) K-IFRS No. 1118 'Presentation and Disclosure in Financial Statements'

K-IFRS No. 1118 '*Presentation and Disclosure in Financial Statements*' replaces K-IFRS No. 1001 '*Presentation of Financial Statements*'. K-IFRS No. 1118 carries forward many of the requirements of K-IFRS No. 1001 without significant changes and introduces new requirements. Certain paragraphs of K-IFRS No. 1001 have been relocated to K-IFRS No. 1008 and K-IFRS No. 1107, and K-IFRS No. 1007 and K-IFRS No. 1033 have been amended.

- Presentation of specified categories and defined subtotals in the statement of profit or loss
- Disclosure of management-defined performance measures (MPMs) within the notes to the financial statements
- Improvements to aggregation and disaggregation requirements

K-IFRS No. 1118 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to K-IFRS No. 1007 and K-IFRS No. 1033, as well as the revised K-IFRS No. 1008 and K-IFRS No. 1107, will be effective upon the application of K-IFRS No. 1118. The Group is currently assessing the impact of these amendments on consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

3. **Material Accounting Policies**

Material accounting policies applied by the Group in preparation of its consolidated financial statements are described below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise in Note 2 (d).

(a) Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. All operating segments' operating results are reviewed regularly by the Group's CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Group has a single reportable segment. Accordingly, information on segment assets, liabilities and profit or loss is not disclosed.

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and other events in similar circumstances, the Group prepares the consolidated financial statements by making appropriate adjustments.

(ii) Structured entities

The Group has established a number of structured entities by transferring credit card receivables and others. A structured entity is consolidated if, based on an evaluation of the substance of its relationship with the Group and the structured entity's risks and rewards, it is concluded that the Group controls the structured entity.

(iii) Elimination of intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. If intra-group losses indicate an asset impairment that requires recognition on the consolidated financial statements, the intra-group losses are recognized as a loss.

(iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent's ownership interests in a subsidiary.

Non-controlling interests are measured as a proportional share of the current equity instrument from the amount recognized for the acquirer's identifiable net assets at the acquisition date. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(c) Cash and cash equivalents

They are short-term investment assets with high liquidity, such as cash balances, foreign currencies, and demand deposits, and short-term investment assets with a slight risk of value fluctuations are classified as cash and cash equivalents.

(d) Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Group becomes a party to the contract for the financial instrument.

(ii) Classification and subsequent measurement

1) Financial asset: Business model

The Group assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management. Such information takes into account the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies.
These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;
- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;
- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;
- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and
- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance is measured at fair value through profit or loss.

2) Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

'Principal' amount is defined as the fair value on initial recognition of the financial asset. 'Interest' consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Group considers the terms and conditions of the instrument. If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(d) Non-derivative financial assets (continued)

(ii) Classification and subsequent measurement (continued)

To make an assessment, the Group considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;
- Terms that adjust the contractual interest rate, including variable interest rate features;
- Prepayment features and extension features; and
- Terms and conditions that limit the Group's claims on cash flows arising from specific assets. (e.g., non-recourse features)

(iii) Offsetting

Financial assets and liabilities are offset only when the Group has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(e) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Group holds derivative financial instruments to hedge foreign exchange and interest rate exposures. If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

The Group designates specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Group documents the purpose and strategy of risk management to perform the hedge. The Group documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

(ii) Cash flow hedge

The Group designates part of derivatives as hedging instruments in a cash flow hedging relationship. Part of derivatives are recognized as hedging costs in other comprehensive income and accumulate as separate items in equity.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(f) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm's length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Group and the credit risk of customers. As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(g) Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on the following assets:
- Financial assets measured at amortized cost
- Debt securities measured at FVOCI

The Group measures loss allowances at an amount equal to the lifetime expected credit losses ("ECLs"), except for the following, which are measured as twelve month ECLs:
- Financial instrument that are determined to have low credit risk at the reporting date; and
- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group assumes that the credit risk on a financial asset has increased significantly when:
- Asset credit quality is cautionary or less;
- Significant changes in credit rating occur; or
- Specified overdue pool segment (personal card receivables past due over seven days, etc.) incurs.

The Group considers a financial asset to be in default when:
- The financial asset is more than 90 days past due.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(g) Impairment of financial assets (continued)

(i) Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets are impaired includes the following observable information.

- Significant financial difficulty of the borrower or issuer
- Default or delinquency in interest or principal payments
- Restructuring of a loan or a concession granted by the Group, which the Group would not otherwise consider
- Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
- The disappearance of an active market for a security
- Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(ii) Presentation of impairment loss

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
Debt securities that are measured at FVOCI are included in Current Profit and Loss, and also recognized in Other Comprehensive Income.

(iii) Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

3. **Material Accounting Policies (continued)**

(h) Property and equipment

Among the items in property and equipment, land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives described below, which most closely reflect the expected pattern of consumption of the future economic benefits implicated in the assets.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	5 years	Straight-line method

(i) Intangible assets

Intangible assets are measured initially at cost and, after initial recognition, are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	5 years
Software	5 years
Other intangible assets	5 years or less

(j) Leases

(i) Lessor

Where the Group is a lease provider, it classifies each lease as an operating lease and a financial lease. Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. In the case of financial leases, assets held under financial leases are recognized in the statement of financial position at the commencement of the lease, the assets are presented as receivables of the same amount as net lease investment, and financial returns are recognized over the lease period.

(ii) Lessee

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

3. **Material Accounting Policies (continued)**

(j)   Leases (continued)

(ii) Lessee (continued)

which the Group is lessee, the Group applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments shall be discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Group:
-   where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
-   uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by, a subsidiary of the Group, which does not have recent third-party financing, and
-   makes adjustments specific to the lease, for example term, country, currency, guarantee and warranty.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Group uses that rate as a starting point to determine the incremental borrowing rate.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life. The Group did not choose to apply that revaluation model to buildings held by the Group that are presented in the right-of-use assets.

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Low-value assets comprise IT-equipment and small items of office furniture.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(k) Investment property

A property held for rental income or investment gains is classified as investment property. Investment property is measured at cost at initial recognition, and after initial recognition, it is presented as the accumulated depreciation and the accumulated impairment losses are deducted from the cost. Among properties, an investment property excluding land is depreciated with a straight-line method for 40 years of useful life.

(l) Non-derivative financial liabilities

The Group classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the consolidated financial statements when the Group becomes the party to the contractual agreement.

(m) Employee benefits

(i) Post-employment benefit plan

The Group has introduced and manages both a defined benefit pension plan and a defined contribution pension plan. Employees have a right to choose one of the pension plans.
Defined contribution plans are calculated annually by an independent accountant using the projected unit credit method.

(ii) Termination benefits

Termination benefits are expensed when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are expensed if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months following the reporting period, then they are discounted at present value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

3. **Material Accounting Policies (continued)**

(n) Provisions

The Group recognizes provisions related to litigations and unused credit commitments from credit card sales and cash services. Provisions for unused credit commitments from credit card sales and cash service are estimated using a valuation model that takes credit conversion factor, probability of default, and loss given default into account. In addition, when the Group bears the responsibility for restoration following the expiration of a rental contract, the Group recognizes the present value of the estimated restoration costs as a provision.

(o) Foreign currencies

When the functional currency of a foreign operation is not the currency of a hyperinflationary economy, the assets and liabilities of the statement of financial position (including comparative statements of financial position) are translated at the closing exchange rate at the end of the reporting period, and income and expenses of the statement of comprehensive income (including comparative statements of comprehensive income) are translated at the exchange rates at the dates of the transactions. Exchange differences arising from such translation are recognized in other comprehensive income.

(p) Share-based payment transactions

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Group's employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Group to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(q) Revenue from contracts with customers

The Group recognizes fee income from cardholders and merchants on an accrual basis applying the following five steps: (1) Identify the contracts with the customers, (2) Identify the separate performance obligations, (3) Determine the transaction price of the contract, (4) Allocate the transaction price to each of the separate performance obligations, and (5) Recognize the revenue as each performance obligation is satisfied. However, the Group recognizes fee income related to delinquent receivables, whose probability of future economic benefits is low, on a cash basis.

The fair value of the consideration received or receivable in respect of an initial sale is allocated to reward points ("points") and other components of fee and commission income. The Group provides rewards in various forms including discounts on credit settlements and gifts. The amount allocated to points is estimated at the amount expected to be paid on points rewarded to cardholders in consideration of the expected redemption rate and is recognized as a deduction from the fee and commission income.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(r) Finance income and finance costs

The Group's finance income and finance costs consist of :
- Interest income;
- Interest expense;
- Dividend income;
- Net income or loss on financial assets measured at fair value through profit or loss;
- Foreign currency gain or loss on financial assets and financial liabilities;
- Net impairment losses or reversals of impairment losses on financial assets measured at amortized cost;
- Remeasurement gains on acquirer's previously held equity interest in the acquiree at its acquisition-date fair value;
- Loss of changes in fair value of contingent consideration classified as a financial liability;
- Hedge ineffectiveness recognized in profit or loss; and
- Net gains or losses reclassified from other comprehensive income that were previously recognized in relation to cash flow hedge accounting for interest rate risk and foreign exchange risk on borrowings

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Group's right to receive payment is established. In addition, handling fee income and incidental expenses related to loans are deferred and presented as a deduction from loan receivables. They are depreciated using the effective interest method during the loan period and recognized in income and expense.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Group calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit impaired.

(s) Income taxes

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its domestic subsidiaries in which it holds 90% or more ownership including the Company. The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Tax uncertainty arises from the Group's claims for correction due to the complexity of transactions or differences in tax law interpretation, and refund lawsuits and tax investigations by tax authorities. Where the Group has paid tax according to K-IFRS No. 2123, and there is a highly probable of having a tax refund in the future, it will be recognized as corporate tax assets, and the amount expected to be paid as a result of tax audits will be recognized as corporate tax liabilities.

(t) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use (See Note 18).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

4. **Financial Risk Management**

(a) General information of risk management

The Group has exposure to the following risks from its use of financial instruments:
- Credit risk, Liquidity risk, Market risk
This note presents information about the Group's exposure to each of the above risks, the Group's objectives, policies, and processes for measuring and managing risk, and the Group's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(i) Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Group runs the Risk Management Council chaired by the Chief Risk Officer (CRO) and composed of all group heads, key division heads, and the head of the risk management department. In addition, to assist these two bodies, the Group has established a risk executive department that independently oversees and performs risk management functions.

Furthermore, the Group established a Credit Review Committee separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is chaired by the head of the Management Support Group and consists of relevant group heads, the CRO and the head of the corporate credit management department.

(ii) Risk management process

The Group measures credit risk, liquidity risk, market risk, and interest rate risk. The Group presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Group organizes risk plans and sets risk limits, which encompass the Group's entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Group manages total risk limits, risk limits for each type of risk and risk limits by product. If total risk exceeds 95% of its limit, the Group immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee. In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

(iii) Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group's risk dashboard for early detection of risk, regular risk measurement and monitoring systems the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Group performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

1) Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members(credit ratings). It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target. Regarding quantitative indicators such as increases in assets and increases in risks, the Group defines the

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

determination level of risk detection by the statistical significance level. By regular monitoring, the risk management team together with relevant teams analyses the cause and prepares and implements a countermeasure.

4. Financial Risk Management (continued)

(a) General information of risk management (continued)

(iii) Risk monitoring (continued)

2) Risk measurement and monitoring reporting

The Group regularly reports the overall results of risk measurement and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv) Enterprise crisis management system

The enterprise crisis management system consists of a series of response procedures by crisis level, including quantitative identification of crises through monitoring of crisis indicators, determination of enterprise-wide crisis levels based on quantitative assessments and impact analysis, establishment of action plans for each crisis level, and subsequent follow-up and review.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators, and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

The enterprise crisis levels are determined by classifying internal and external assessment indicators into four categories – Stable, Caution, Alert, and Risk – and defining trigger points for each crisis level. Based on the comprehensive scoring of internal and external indicators, the Group-wide crisis stages are classified into six levels: Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending and Crisis.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession. In addition, the Group has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Group to cope with crisis systematically.

(v) Evaluation process

The Group sets and operates the standards on credit card issuance pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business. If the basic qualification standards are not met, credit card issuance is prohibited. When standards are met, credit card issuance is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Group's internal information, external information from Credit Bureaus, and personal information in the application form. The Group prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus' credit ratings.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

4. Financial Risk Management (continued)

(a) General information of risk management (continued)

(v) Evaluation process (continued)

The Group utilizes customer transaction records with Shinhan Financial Group's subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance for new customers. The Group performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Group is able to predict the potential risk of certain customer groups and establish the management policy for higher-risk groups.

The Group determines an optimized credit limit for new credit card holders according to their payment ability by considering occupation, income, property, debt, and transaction records with Shinhan Financial Group's subsidiaries. The Group operates a management system which enables the Group to monitor the changes in risk and prevent high-risk groups from being credit card holders by monitoring monthly indicators.

(vi) Credit Scoring System

The Group's Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder's credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder's credit quality when they apply for credit card issuance. Card loan AS and installment AS evaluate potential customers' credit quality. The Group utilizes the Credit Scoring System in order to monitor its customers' and portfolios' risk exposures.

AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. Additionally, for applicants who are long-term customers of Shinhan Financial Group and have excellent creditworthiness, separate screening criteria are applied. In addition, the Group uses the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency probability of card members, and the Group uses it to monitor members and monitor portfolio risk exposures.

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and investment securities. The Group complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these consolidated financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss. The Group assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Group estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel. The Group applies the Basel Basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Group sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Group's maximum exposure to credit risk. Exposure to credit risk of the Group as of December 31, 2025 and 2024 are as follows. Cash held by the Group is excluded.

		2025	2024
Due from banks and credit card receivables at amortized cost and other (*)			
Banks	₩	550,116	864,576
Retail		5,465,796	6,208,212
Government/Public institutions/Central bank		795	1,290
Corporations		3,859,285	3,644,338
Credit card receivable		27,433,034	27,413,843
		37,309,026	38,132,259
Financial assets at FVTPL			
Debt securities		23,285	22,644
Beneficiary certificates		639,278	561,258
		662,563	583,902
Financial assets at FVOCI			
Debt securities		293,910	322,835
Derivative financial assets		567,126	670,186
Other assets (*)			
Other financial assets		726,090	810,332
	₩	39,558,715	40,519,514

(*) The maximum exposure to credit risk is measured as net of allowance for credit loss, deferred loan origination costs (fees), and present value discount amount.

As of December 31, 2025 and 2024, unused credit commitments provided by the Group amounted to ₩93,605,391 million ₩91,239,801 million, respectively. As of December 31, 2025 and 2024, the securities purchase agreement signed by the Group are ₩79,620 million and ₩77,945 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method

Details of the financial instruments based on measurement method of loss allowance by internal credit rating as of December 31, 2025 and 2024 are as follows:

	2025							
	12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for credit loss	Total
	Prime	Normal	Prime	Normal	Impaired			
Due from banks and credit card receivables at amortized cost, etc.								
Banks	₩ 550,116	-	-	-	-	550,116	-	550,116
Retail	4,326,782	769,500	139,452	245,345	97,688	5,578,767	(112,971)	5,465,796
Government /public institutions /central bank	743	-	54	-	-	797	(2)	795
Corporations	3,040,976	694,196	108,336	45,890	10,433	3,899,831	(40,546)	3,859,285
Card receivable	20,653,319	4,192,419	1,059,983	1,963,487	473,989	28,343,197	(910,163)	27,433,034
	28,571,936	5,656,115	1,307,825	2,254,722	582,110	38,372,708	(1,063,682)	37,309,026
Financial assets at FVOCI								
Debt securities (*)	293,910	-	-	-	-	293,910	-	293,910
	₩ 28,865,846	5,656,115	1,307,825	2,254,722	582,110	38,666,618	(1,063,682)	37,602,936

(*) As of December 31, 2025, the allowance for expected credit loss of debt securities at fair value through other comprehensive income is ₩98 million.

	2024							
	12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for credit loss	Total
	Prime	Normal	Prime	Normal	Impaired			
Due from banks and credit card receivables at amortized cost, etc.								
Banks	₩ 864,576	-	-	-	-	864,576	-	864,576
Retail	4,935,326	810,344	242,707	239,369	107,978	6,335,724	(127,512)	6,208,212
Government /public institutions /central bank	617	633	-	46	-	1,296	(6)	1,290
Corporations	1,695,126	1,822,216	15,724	140,890	28,631	3,702,587	(58,249)	3,644,338
Card receivable	21,635,299	2,680,187	1,169,723	2,421,029	629,570	28,535,808	(1,121,965)	27,413,843
	29,130,944	5,313,380	1,428,154	2,801,334	766,179	39,439,991	(1,307,732)	38,132,259
Financial assets at FVOCI								
Debt securities (*)	322,835	-	-	-	-	322,835	-	322,835
	₩ 29,453,779	5,313,380	1,428,154	2,801,334	766,179	39,762,826	(1,307,732)	38,455,094

(*) As of December 31, 2024, the allowance for expected credit loss of debt securities at fair value through other comprehensive income is ₩285 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method (continued)

Details of the off-balance sheet item based on measurement method of loss allowance by internal credit rating as of December 31, 2025 and 2024 are as follows:

		2025		
	Prime	**Normal**	**Impaired**	**Total**
Loan commitments and other credit-related liabilities				
12-month expected credit loss	₩ 87,378,000	5,043,711	-	92,421,711
Lifetime expected credit loss	441,353	816,278	-	1,257,631
Impaired financial asset	-	-	5,669	5,669
	₩ 87,819,353	5,859,989	5,669	93,685,011

		2024		
	Prime	**Normal**	**Impaired**	**Total**
Loan commitments and other credit-related liabilities				
12-month expected credit loss	₩ 87,712,469	2,525,436	-	90,237,905
Lifetime expected credit loss	381,105	693,696	-	1,074,801
Impaired financial asset	-	-	5,040	5,040
	₩ 88,093,574	3,219,132	5,040	91,317,746

In case of individual members, based on the internal credit rating, the Group manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal. In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public institutions/central bank are classified as prime, while others are classified as normal.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2025 and 2024 are as follows:

		2025							
		Korea	**USA**	**UK**	**Japan**	**Germany**	**Vietnam**	**China**	**Other**	**Total**
Due from banks and credit card receivables at amortized cost, etc.:										
Banks	₩	462,053	-	-	-	-	74,586	-	13,477	550,116
Retail		4,602,112	689	-	160	3	466,150	8,470	388,212	5,465,796
Government/ Public institutions / Central bank		648	-	-	-	-	147	-	-	795
Corporations		3,858,567	-	-	-	-	-	-	718	3,859,285
Card receivable		27,313,284	12,605	409	3,240	290	27,431	50,295	25,480	27,433,034
		36,236,664	13,294	409	3,400	293	568,314	58,765	427,887	37,309,026
Securities at FVTPL		662,563	-	-	-	-	-	-	-	662,563
Securities at FVOCI		293,910	-	-	-	-	-	-	-	293,910
Derivative assets		558,878	-	-	-	-	8,248	-	-	567,126
	₩	37,752,015	13,294	409	3,400	293	576,562	58,765	427,887	38,832,625
Off-balance sheet accounts										
Loan commitments and other credit-related liabilities	₩	93,395,410	43,950	1,523	13,953	1,088	9,155	148,912	71,020	93,685,011

		2024							
		Korea	**USA**	**UK**	**Japan**	**Germany**	**Vietnam**	**China**	**Other**	**Total**
Due from banks and credit card receivables at amortized cost, etc.:										
Banks	₩	832,371	-	-	-	-	25,448	-	6,757	864,576
Retail		5,397,555	674	41	136	12	520,342	8,228	281,224	6,208,212
Government/ Public institutions/ Central bank		1,135	-	-	-	-	155	-	-	1,290
Corporations		3,421,390	-	-	-	-	-	-	222,948	3,644,338
Card receivable		27,302,377	11,154	416	2,930	294	31,767	42,130	22,775	27,413,843
		36,954,828	11,828	457	3,066	306	577,712	50,358	533,704	38,132,259
Securities at FVTPL		583,902	-	-	-	-	-	-	-	583,902
Securities at FVOCI		322,835	-	-	-	-	-	-	-	322,835
Derivative assets		670,186	-	-	-	-	4,313	-	-	670,186
	₩	38,531,751	11,828	457	3,066	306	582,025	50,358	533,704	39,709,182
Off-balance sheet accounts										
Loan commitments and other credit-related liabilities	₩	91,079,116	38,741	1,312	13,048	987	6,843	120,202	57,497	91,317,746

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iv) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2025 and 2024 are as follows:

	2025									
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and restaurant	Others	Retail customers	Total
Due from banks and credit card receivables at amortized cost:										
Banks	₩	550,116	-	-	-	-	-	-	-	550,116
Retail		-	-	-	-	-	-	-	5,465,796	5,465,796
Government/ Public institutions/ Central bank		147	-	-	-	-	-	648	-	795
Corporations		1,201,990	156,242	271,239	797,710	114,813	4,699	1,312,592	-	3,859,285
Card receivable		96,934	328,995	269,276	75,354	45,127	21,213	1,319,150	25,276,985	27,433,034
		1,849,187	485,237	540,515	873,064	159,940	25,912	2,632,390	30,742,781	37,309,026
Securities at FVTPL		-	-	-	-	-	-	662,563	-	662,563
Securities at FVOCI		-	-	-	-	-	-	293,910	-	293,910
Derivative assets		567,126	-	-	-	-	-	-	-	567,126
	₩	2,416,313	485,237	540,515	873,064	159,940	25,912	3,588,863	30,742,781	38,832,625
Off-balance sheet accounts										
Loan commitments and other credit-related liabilities		282,722	793,530	614,137	312,969	283,467	101,894	2,399,627	88,896,665	93,685,011

	2024									
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and restaurant	Others	Retail customers	Total
Due from banks and credit card receivables at amortized cost:										
Banks	₩	864,576	-	-	-	-	-	-	-	864,576
Retail		-	-	-	-	-	-	-	6,208,212	6,208,212
Government/ Public institutions/ Central bank		155	-	-	-	-	-	1,135	-	1,290
Corporations		787,934	231,026	363,981	402,276	192,659	8,363	1,658,099	-	3,644,338
Card receivable		100,699	322,403	282,613	64,808	47,174	12,834	1,178,909	25,404,403	27,413,843
		1,753,364	553,429	646,594	467,084	239,833	21,197	2,838,143	31,612,615	38,132,259
Securities at FVTPL		-	-	-	-	-	-	583,902	-	583,902
Securities at FVOCI		-	-	-	-	-	-	322,835	-	322,835
	₩	1,753,364	553,429	646,594	467,084	239,833	21,197	3,744,880	31,612,615	39,038,996
Off-balance sheet accounts										
Loan commitments and other credit-related liabilities		271,850	760,450	548,123	305,088	186,125	74,703	2,393,579	86,777,828	91,317,746

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

(v) Reflection of forward-looking information

The Group reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Group utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Group reflects the future macroeconomic situation reflecting the weights calculated by the Group in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Group estimates based on its business plan and management strategy.

The Group analyzed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression equation estimation. To reflect the uncertain economic situation, the Group reviewed three scenarios: upside, central and downside, and reflected the final forward-looking information.

Major macroeconomic variables(*)	Correlation between credit risks
GDP	Negative correlation
Government consumption	Negative correlation
Facility investment	Negative correlation
Apartment sales transaction price index(Seoul)	Negative correlation
Government bond 3y yields (%)	Negative correlation
Government bond 10y yields (%)	Negative correlation
KRW/USD exchange rate	Positive correlation

(*) In addition to the above table, the forecast for the composite stock index was additionally selected.

The predicted correlation between the macroeconomic variables used by the Group and the risk of default is derived based on long-term data over the past 10 years.

When estimating the default rate considering future economic prospects, the recent actual default rate is an important reference. Although various economic indicators deteriorated, the actual measurement default rate of the Group is being maintained stably.

The Group has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the weight of the upside, central, and downside scenarios is assumed to be 100% with all other assumptions held constant the sensitivity analysis according to the impact on the Group's expected credit loss provision is as follows.

Scenarios	100% Assumption	Difference to book amount
Upside	₩ 1,163,623	₩ (124,355)
Central	1,234,602	(53,376)
Downside	1,369,328	81,350

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. **Financial Risk Management (continued)**

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Group will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations. The Group manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and outflows.

The Group sets the goal of "month-end liquidity" as the liquidity level at which the Group could pay its obligations in the next three months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio and ABS to borrowings ratio are major indices of liquidity risks monitored by the Group, defined as cautious, apprehensive, and risky. The Group has prepared contingency plans for various liquidity crises.

(i) Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2025 and 2024 are as follows: Such undiscounted contractual cash flows differ from the discounted amount included in the consolidated statements of financial position, as they include estimated interest payments.

The Group expects that there would be no significant changes in the timing of cash flows.

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2025			
<Non-derivative financial instruments>								
Assets:								
Cash and due from banks	₩	549,760	-	-	-	391	-	550,151
Credit card receivables at amortized cost and others		13,092,869	6,783,226	4,014,630	5,044,159	9,789,469	1,717,585	40,441,938
Financial assets at FVTPL		553,611	-	-	523	61,915	68,724	684,773
Financial assets at FVOCI		293,910	-	-	-	-	59,134	353,044
Other financial assets		693,007	6,963	6,202	11,713	41,245	-	759,130
	₩	15,183,157	6,790,189	4,020,832	5,056,395	9,893,020	1,845,443	42,789,036
Liabilities:								
Borrowings	₩	87,213	662,481	750,031	1,264,133	1,879,711	-	4,643,569
Debentures		1,745,447	1,194,319	1,528,410	1,995,116	20,635,195	203,452	27,301,939
Other financial liabilities		2,672,874	7,420	-	-	818,498	969	3,499,761
	₩	4,505,534	1,864,220	2,278,441	3,259,249	23,333,404	204,421	35,445,269
Off-balance sheet item (*):								
Securities purchase agreement		79,620	-	-	-	-	-	79,620
Unused credit commitments		93,605,391	-	-	-	-	-	93,605,391
	₩	93,685,011	-	-	-	-	-	93,685,011

(*) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. **Financial Risk Management (continued)**

(c) Liquidity risk (continued)

(i) Maturity analysis of non-derivative financial instruments (continued)

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2024			
<Non-derivative financial instruments>								
Assets:								
Cash and due from banks	₩	805,793	-	-	500	-	-	806,293
Credit card receivables at amortized cost and others		12,512,363	6,983,558	4,470,776	5,140,877	10,211,373	1,984,942	41,303,889
Financial assets at FVTPL		524,789	-	-	-	40,725	41,203	606,717
Financial assets at FVOCI		322,836	-	-	-	-	55,694	378,530
Other financial assets		768,387	10,478	6,349	16,696	42,697	-	844,607
	₩	14,934,168	6,994,036	4,477,125	5,158,073	10,294,795	2,081,839	43,940,036
Liabilities:								
Borrowings	₩	199,447	860,583	582,670	2,944,045	2,239,746	-	6,826,491
Debentures		905,846	1,261,973	1,058,736	3,278,769	19,431,983	374,878	26,312,185
Other financial liabilities		2,973,243	5,080	-	-	894,597	969	3,873,889
	₩	4,078,536	2,127,636	1,641,406	6,222,814	22,566,326	375,847	37,012,565
Off-balance sheet item (*):								
Securities purchase agreement		77,945	-	-	-	-	-	77,945
Unused credit commitments		91,239,801	-	-	-	-	-	91,239,801
	₩	91,317,746	-	-	-	-		91,317,746

(*) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. **Financial Risk Management (continued)**

(c) Liquidity risk (continued)

(ii) Maturity analysis of derivative financial instruments

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2025 and 2024 are as follows.

The amounts shown in the table were calculated based on the information below.
- Gross settlement derivatives: gross amount of cash received or paid.
- Net settlement derivatives: net amount of cash received or paid.

		2025						
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	₩	522	254	321	681	7,420	-	9,198
Gross settlement cash inflow		110,229	150,561	669,672	520,275	4,817,184	-	6,267,921
Gross settlement cash outflow		(99,045)	(132,965)	(548,652)	(464,086)	(4,375,099)	-	(5,619,847)
	₩	11,706	17,850	121,341	56,870	449,505	-	657,272

		2024						
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	₩	1,022	1,603	339	(138)	491	-	3,317
Gross settlement cash inflow		142,306	510,448	94,634	874,463	4,987,037	-	6,608,888
Gross settlement cash outflow		(134,156)	(400,537)	(80,235)	(698,446)	(4,403,935)	-	(5,717,309)
	₩	9,172	111,514	14,738	175,879	583,593	-	894,896

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. **Financial Risk Management (continued)**

(d) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Group's income or the value of its holdings of financial instruments. The Group is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF (Money Market Fund) in the case of trading assets and only foreign exchange rate risk of foreign currency deposits because the Group hedges 100% cash flows of foreign currency liabilities with currency rate swaps. Stock price risk is exposed only to equity securities denominated in KRW among equity securities.

The Group assesses risks of expected transactions and sets up limits to control market risks to the extent that the Group can handle. The Group assessed market risks on the basis of the Basel standard methodology and the Historical VaR (Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i) Market risk management from trading positions

The Group assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. At the end of the current and prior periods, assets exposed to market risk are classified as financial assets measured at fair value through profit or loss (FVPTL). Market risk is measured by calculating the valuation amount of these assets and applying the required regulatory capital weighting. The following represents the Group's assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2025 and 2024 that are exposed to the respective risks:

		2025			
		Average	**High**	**Low**	**December 31**
Interest rate risk (*)	₩	2,967	6,002	-	2,700

(*) Overseas subsidiaries were excluded from the calculation.

		2024			
		Average	**High**	**Low**	**December 31**
Interest rate risk (*)	₩	3,622	7,802	2,051	2,551

(*) Overseas subsidiaries were excluded from the calculation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. **Financial Risk Management (continued)**

(d) Market risk (continued)

(ii) VaR and EaR management from non-trading positions

1) Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Group is interest rate risk. The Group makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR, to which real interest rate variations of assets and liabilities are applied, are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period. The Group calculates the Interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rate EaR is computed using interest rate repricing gap, differences between expected interest rate variation timing and target period (one year) and expected interest rate variation, and also applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. However, interest rate shock was not applied for financial assets with low sensitivity from a conservative point of view.

Interest rate VaR and EaR of non-trading positions as of December 31, 2025 and 2024 are as follows:

		2025	2024
Interest rate VaR	₩	824,951	990,898
Interest rate EaR		587,147	600,681

2) Equity price risk and foreign exchange rate risk from non-trading positions

The Group assessed equity price risk and foreign exchange rate risk from foreign currency equity securities of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Group does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

Notes to the Consolidated Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk

The Group has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of USD, AUD, EUR, KZT, IDR, MMK, VND, and Won)

2025

	USD Foreign currency	USD KRW equivalent	AUD Foreign currency	AUD KRW equivalent	EUR Foreign currency	EUR KRW equivalent	KZT Foreign currency	KZT KRW equivalent	IDR Foreign currency	IDR KRW equivalent	MMK Foreign currency	MMK KRW equivalent	VND Foreign currency	VND KRW equivalent	Total KRW equivalent
Assets															
Cash ₩	-	-	-	-	-	-	1	2	-	-	7	5	-	-	7
Due from banks	7	9,828	-	-	-	-	1,097	3,139	-	-	766	523	1,368,739	74,733	88,223
Loans	-	-	-	-	-	-	127,840	365,623	-	-	16,237	11,095	7,674,344	419,019	795,737
Securities at FVTPL	26	37,224	-	-	-	-	-	-	-	-	-	-	-	-	37,224
Securities at FVOCI	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial assets	4	5,900	-	-	-	-	2,667	7,626	-	-	1,587	1,084	289,203	15,790	30,400
Assets of a disposal group classified as held for sale	-	-	-	-	-	-	-	-	3,429,718	293,584	-	-	-	-	293,584
	37	52,952	-	-	-	-	131,605	376,390	3,429,718	293,584	18,597	12,707	9,332,286	509,542	1,245,175
Liabilities															
Debentures	(2,625)	(3,766,612)	(300)	(288,306)	(678)	(1,142,554)	-	-	-	-	-	-	-	-	(5,197,472)
Borrowings	(480)	(688,752)	-	-	-	-	(114,087)	(326,288)	-	-	(20,050)	(13,700)	(3,030,000)	(165,438)	(1,194,178)
Other financial liabilities	-	(31)	-	-	-	-	(1,848)	(5,284)	-	-	(3,673)	(2,510)	(611,270)	(33,375)	(41,200)
Liabilities of a disposal group classified as held for sale	-	-	-	-	-	-	-	-	(2,913,495)	(249,395)	-	-	-	-	(249,395)
	(3,105)	(4,455,395)	(300)	(288,306)	(678)	(1,142,554)	(115,935)	(331,572)	(2,913,495)	(249,395)	(23,723)	(16,210)	(3,641,270)	(198,813)	(6,682,245)
On-balance sheet, net foreign currency exposure	(3,068)	(4,402,443)	(300)	(288,306)	(678)	(1,142,554)	15,670	44,818	516,223	44,189	(5,126)	(3,503)	5,691,016	310,729	(5,437,070)
Off-balance sheet															
Derivative	3,105	4,455,765	300	288,306	678	1,142,554	-	-	-	-	-	-	-	-	5,886,625
Off-balance sheet, net foreign currency exposure	3,105	4,455,765	300	288,306	678	1,142,554	-	-	-	-	-	-	-	-	5,886,625
Net position ₩	37	53,322	-	-	-	-	15,670	44,818	516,223	44,189	(5,126)	(3,503)	5,691,016	310,729	449,555

Notes to the Consolidated Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk (continued)

The Group has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2025 and 2024 are as follows: (continued)

(In millions of USD, AUD, EUR, KZT, IDR, MMK, VND, and Won)

2024

	USD Foreign currency	USD KRW equivalent	AUD Foreign currency	AUD KRW equivalent	EUR Foreign currency	EUR KRW equivalent	KZT Foreign currency	KZT KRW equivalent	IDR Foreign currency	IDR KRW equivalent	MMK Foreign currency	MMK KRW equivalent	VND Foreign currency	VND KRW equivalent	Total KRW equivalent
Assets															
Cash	₩ -	45	-	-	-	-	7	20	-	-	25	17	-	-	82
Due from banks	-	14	-	-	-	-	2,118	5,932	5,417	493	472	330	443,732	25,603	32,372
Loans	-	-	-	-	-	-	92,885	260,078	2,477,395	225,691	19,413	13,589	6,136,123	354,054	853,412
Securities at FVTPL	23	33,413	-	-	-	-	-	-	-	-	-	-	-	-	33,413
Securities at FVOCI	3	4,563	-	-	-	-	-	-	-	-	-	-	-	-	4,563
Other financial assets	1	1,442	-	-	-	-	1,587	4,443	44,177	4,025	1,782	1,248	289,500	16,704	27,862
	27	39,477	-	-	-	-	96,597	270,473	2,526,989	230,209	21,692	15,184	6,869,355	396,361	951,704
Liabilities															
Debentures	(3,664)	(5,386,876)	-	-	-	-	-	-	-	-	-	-	-	-	(5,386,876)
Borrowings	(480)	(705,600)	-	-	-	-	(82,031)	(229,688)	(2,047,283)	(186,507)	(20,200)	(14,140)	(3,625,000)	(209,163)	(1,345,098)
Other financial liabilities	(1)	(802)	-	-	-	-	(1,690)	(4,732)	(61,172)	(5,573)	(3,812)	(2,668)	(581,303)	(33,541)	(47,316)
	(4,145)	(6,093,278)	-	-	-	-	(83,721)	(234,420)	(2,108,455)	(192,080)	(24,012)	(16,808)	(4,206,303)	(242,704)	(6,779,290)
On-balance sheet, net foreign currency exposure	(4,118)	(6,053,801)	-	-	-	-	12,876	36,053	418,534	38,129	(2,320)	(1,624)	2,663,052	153,657	(5,827,586)
Off- balance sheet															
Derivative	3,431	5,042,956	300	274,104	508	776,272	-	-	-	-	-	-	-	-	6,093,332
Off-balance sheet, net foreign currency exposure	3,431	5,042,956	300	274,104	508	776,272	-	-	-	-	-	-	-	-	6,093,332
Net position	₩ (687)	(1,010,845)	300	274,104	508	776,272	12,876	36,053	418,534	38,129	(2,320)	(1,624)	2,663,052	153,657	265,746

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

4. Financial Risk Management (continued)

(e) Capital risk management

The Group has exposure to credit risk, liquidity risk and market risk. By maintaining an optimal capital structure, the Group's objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Gorup's credit standing.

The Group operates the credit card business under the Specialized Credit Finance Business Act. Accordingly, the Group should obey the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Group to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Group observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and the Group complied with the regulatory requirement for the adjusted equity capital ratio.

5. Significant Estimates and Judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like historical experiences and reasonably predictable future events under current conditions. Management's estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a) Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b) Allowance for doubtful accounts

(i) Individually assessed loan allowance

In assessing individual impairment, it is based on the best estimation of the Group's management about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii) Collectively assessed loan allowance

Collective loss allowances are measured using estimation models based on historical loss experience in order to assess the expected credit losses embedded in portfolios. These models consider various factors, including product and borrower types, credit ratings, outstanding balances by maturity, whether there has been a significant deterioration in credit quality, expected remaining life, and recovery periods, and apply probabilities of default (PD) and loss given default (LGD) for each asset (or group of assets). In addition, certain assumptions are applied to model inherent losses and to determine input variables based on past experience and current conditions. The methodologies and assumptions underlying these models are reviewed regularly to reduce differences between estimated loss allowances and actual losses.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

5. **Significant Estimates and Judgments (continued)**

(c) Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Group has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Group has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d) Net defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. These assumptions, including the discount rate, are integral to determining the net cost (or gain) of pension benefits. Changes in these assumptions can significantly affect the carrying amount of the defined benefit obligation.

The Group determines an appropriate discount rate at the end of each year. This discount rate represents the interest rate to be used in determining the present value of estimated future cash outflows expected to arise from the settlement of defined benefit obligations. The Group determines the discount rate by reference to the yields on high-quality corporate bonds denominated in the currency in which the benefits are to be paid and with maturities consistent with the term of the related defined benefit obligations.

(e) Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the realizability of tax assets. The Group has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

6. **Fair Value Measurement of Financial Instruments**

The Group primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or an independent third-party valuation service.

The Group uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgement, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

6. **Fair Value Measurement of Financial Instruments (continued)**

(a) Financial instruments measured at fair value

(i) Fair value measurement methods of financial instruments that are measured at fair value are as follows:

	Fair value measurement methods
Financial assets at FVTPL	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty's credit risk. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost as estimates of fair value.
Derivative assets Derivative liabilities	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty's credit risk and discounted by the appropriate rate such as a risk free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.
Financial assets at FVOCI	In case that the market of a financial instrument is active, fair value is established at the closing quoted price at the last day for the reporting period. Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair values are not reliably measurable are measured at cost as an estimate of fair value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

(a) Financial instruments measured at fair value (continued)

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2025 and 2024 are summarized as follows:

		2025			
		Level 1	Level 2	Level 3	Total
Financial assets					
Beneficiary certificates at FVTPL	₩	-	540,077	99,201	639,278
Debt securities at FVTPL		638	-	22,647	23,285
Equity securities at FVTPL		-	-	22,210	22,210
Derivative financial assets for hedging		-	567,126	-	567,126
Equity securities at FVOCI		5,280	-	53,854	59,134
Debt securities at FVOCI		284,771	-	9,139	293,910
	₩	290,689	1,107,203	207,051	1,604,943
Financial liabilities					
Derivative financial liabilities for hedging	₩	-	880	-	880

		2024			
		Level 1	Level 2	Level 3	Total
Financial assets					
Beneficiary certificates at FVTPL	₩	-	510,188	51,070	561,258
Debt securities at FVTPL		398	1,613	20,633	22,644
Equity securities at FVTPL		-	-	22,815	22,815
Derivative financial assets for hedging		-	670,186	-	670,186
Equity securities at FVOCI		-	-	55,695	55,695
Debt securities at FVOCI		288,107	34,728	-	322,835
	₩	288,505	1,216,715	150,213	1,655,433
Financial liabilities					
Derivative financial liabilities for hedging	₩	-	6,100	-	6,100

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iii) Changes in Level 3 of the fair value hierarchy

Changes of fair value measurement in Level 3 for the years ended December 31, 2025 and 2024 are as follows:

		2025				
	Beneficiary certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Debt securities at FVOCI	Equity securities at FVOCI	Total
Balance at January 1, 2025 ₩	51,070	20,633	22,815	-	55,695	150,213
Amounts recognized in profit or loss (*1)	(1,042)	(3,052)	(1,903)	-	-	(5,997)
Amounts recognized in other comprehensive income	-	-	-	(1)	(1,841)	(1,842)
Acquisition	60,186	6,891	1,306	-	-	68,383
Disposal	(11,013)	(1,826)	(8)	-	-	(12,847)
Transfer to Level 3 (*2)	-	-	-	9,140	-	9,140
Balance at December 31, 2025 ₩	99,201	22,646	22,210	9,139	53,854	207,050

		2024				
	Beneficiary certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI		Total
Balance at January 1, 2024 ₩	43,443	15,099	21,548	75,407		155,497
Amounts recognized in profit or loss (*1)	3,985	(909)	(221)	-		2,855
Amounts recognized in other comprehensive income	-	-	-	(17,912)		(17,912)
Acquisition	9,202	6,563	1,500	200		17,465
Disposal	(5,560)	(120)	(12)	(2,000)		(7,692)
Balance at December 31, 2024 ₩	51,070	20,633	22,815	55,695		150,213

(*1) The amounts recognized in profit or loss during the years ended December 31, 2025 and 2024 in relation to movements in financial instruments classified as Level 3 in the fair value hierarchy, as well as the amounts recognized in profit or loss related to financial instruments held as of December 31, 2025 and 2024, are presented as the following separate line items in the consolidated statement of comprehensive income:

		2025		2024	
		Amounts recognized in profit or loss	Amounts recognized in profit or loss related to financial instruments held as of December 31	Amounts recognized in profit or loss	Amounts recognized in profit or loss related to financial instruments held as of December 31
Gains (losses) on financial assets at FVTPL	₩	(5,997)	(7,830)	2,855	2,843

(*2) Transfers between levels occurred as a result of changes in the availability of observable market data for the relevant financial instruments. The Group recognizes transfers between levels at the end of the reporting period in which the event or change in circumstances that gave rise to the transfer occurred.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

(a) Financial instruments measured at fair value (continued)

(iv) Valuation techniques and inputs related to Level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as Level 2 as of December 31, 2025 and 2024 are as follows:

	Valuation techniques	Type of financial instruments	2025 Carrying amount	Input variables
Financial assets at FVTPL:	Net asset value	Beneficiary certificates	₩ 540,077	Interest rate
Derivative financial assets:	Discounted cash flow	Interest rate swap, Currency swap, Currency forward	567,126	Discount rate, Interest rate, Exchange rate, etc.
			₩ 1,107,203	
Derivative financial liabilities:	Discounted cash flow	Interest rate swap, Currency swap	₩ 880	Discount rate, Interest rate, Exchange rate, etc.

	Valuation techniques	Type of financial instruments	2024 Carrying amount	Input variables
Financial assets at FVTPL:	Net asset value, etc.	Beneficiary certificates	₩ 510,188	Interest rate
	Discounted cash flow	Debt securities	1,613	Discount rate
Derivative financial assets:	Discounted cash flow	Interest rate swap, Currency swap	670,186	Discount rate, Interest rate, Exchange rate, etc.
Financial assets at FVOCI:	Option model	Debt securities	34,728	Discount rate, Interest rate, etc.
			₩ 1,216,715	
Derivative financial liabilities:	Discounted cash flow	Interest rate swap, Currency swap	₩ 6,100	Discount rate, Interest rate, Exchange rate, etc.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

(a) Financial instruments measured at fair value (continued)

(v) Valuation techniques and inputs related to Level 3

Information about valuation techniques and inputs in measuring financial instruments categorized as Level 3 as of December 31, 2025 and 2024 are as follows:

		2025			
	Valuation techniques	**Type of financial instruments**	**Carrying amount**	**Significant unobservable inputs**	**Range of estimates for unobservable inputs**
Financial assets at FVTPL	Net asset value, etc.	Beneficiary certificates	₩ 99,201	Discount rate, Growth rate, The volatility of an interest rate, The volatility of an underlying asset	7.06~9.74%, 0%, 0.46%~0.70%, 38.85%
		Debt securities	22,647		
		Equity securities	22,210		
Financial assets at FVOCI	Option model	Debt securities	9,139	Discount rate, The volatility of an interest rate	6.23%, 7.92%
	Discounted cash flow, etc.	Equity securities	53,854	Discount rate, Growth rate	8.30%~16.33%, 0%
			₩ 207,051		

		2024			
	Valuation techniques	**Type of financial instruments**	**Carrying amount**	**Significant unobservable inputs**	**Range of estimates for unobservable inputs**
Financial assets at FVTPL	Net asset value, etc.	Beneficiary certificates	₩ 51,070	Discount rate, Growth rate, The volatility of an interest rate	6.54 ~9.10%, 0%, 0.47%~0.73%
		Debt securities	20,633		
		Equity securities	22,815		
Financial assets at FVOCI	Discounted cash flow, etc.	Equity securities	55,694	Discount rate, Growth rate	7.31%~14.30%, 0%
			₩ 150,212		

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

(a) Financial instruments measured at fair value (continued)

(vi) Sensitivity to changes on unobservable inputs

The effects of changes that would be recognized in profit or loss or other comprehensive income as a result of changes in unobservable inputs used in the fair value measurement of financial instruments classified as Level 3 as of December 31, 2025 and 2024 are as follows:

		2025	
Type of financial instrument (*1)		**Favorable change**	**Unfavorable change**
Financial assets at FVTPL (*2) (*3)	₩	151	(123)
Financial assets at FVOCI (*2)		8,543	(5,597)

(*1) Of the financial instruments classified as Level 3, ₩132,420 million were excluded from the sensitivity analysis disclosures, as it was not practicable to calculate sensitivity to changes in inputs.

(*2) Changes in fair value are calculated by increasing or decreasing the unobservable inputs such as the growth rate(-1% ~ 1%) and the discount rate(-1% ~ 1%).

(*3) Changes in fair value are calculated by increasing or decreasing the unobservable inputs such as the volatility of the underlying assets or correlation coefficients, by 10%.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

6. **Fair Value Measurement of Financial Instruments (continued)**

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

	Fair value measurement methods
Cash and due from banks	Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.
Credit card receivables at amortized cost and other	Fair value of credit card receivables measured at amortized cost and other is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for credit card receivables for lump-sum purchase and cash advances which contractual credit period granted is less than three months.
Other financial assets	Fair value of other financial assets is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.
Borrowings	Fair value of borrowings is the present value of expected cash flows discounted by the rate considering market interest rate and the Group's credit ratings.
Debentures	Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group's credit ratings.
Other financial liabilities	Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group's credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

51

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

(b) Financial instruments measured at amortized cost (continued)

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2025 and 2024 are as follows:

			2025			
			Carrying amount			
		Balance	**Deferred loan origination costs and others**	**Allowance for credit losses**	**Total**	**Fair value**
Financial assets						
Cash	₩	6	-	-	6	6
Due from banks		550,145	-	-	550,145	550,145
Credit card receivables		28,379,956	(36,759)	(910,163)	27,433,034	27,890,623
Loans		3,969,792	29,752	(70,020)	3,929,524	3,961,328
Installment receivables		3,614,474	26,029	(63,635)	3,576,868	3,594,581
Financial lease receivables		1,839,921	(601)	(19,864)	1,819,456	1,815,356
Other assets		759,130	(2,458)	(30,582)	726,090	726,084
	₩	39,113,424	15,963	(1,094,264)	38,035,123	38,538,123
Financial liabilities						
Borrowings	₩	4,446,378	(45,273)	-	4,401,105	4,392,597
Debentures in won		20,345,000	(14,230)	-	20,330,770	20,402,857
Debentures in foreign currency		5,197,472	(13,575)	-	5,183,897	5,199,624
Other liabilities		3,499,761	(55,392)	-	3,444,369	3,441,173
	₩	33,488,611	(128,470)	-	33,360,141	33,436,251

			2024			
			Carrying amount			
		Balance	**Deferred loan origination costs and others**	**Allowance for credit losses**	**Total**	**Fair value**
Financial assets						
Cash	₩	82	-	-	82	82
Due from banks		864,610	-	-	864,610	864,610
Credit card receivables		28,575,286	(39,478)	(1,121,965)	27,413,843	27,887,053
Loans		4,122,000	34,576	(92,451)	4,064,125	4,108,973
Installment receivables		3,843,741	25,607	(58,674)	3,810,674	3,834,837
Financial lease receivables		2,014,648	(997)	(34,644)	1,979,007	1,987,864
Other assets		844,607	(2,954)	(31,321)	810,332	810,407
	₩	40,264,974	16,754	(1,339,055)	38,942,673	39,493,826
Financial liabilities						
Borrowings	₩	6,666,998	(116,620)	-	6,550,378	6,531,635
Debentures in won		19,054,000	(12,178)	-	19,041,822	19,251,187
Debentures in foreign currency		5,386,876	(18,824)	-	5,368,052	5,361,515
Other liabilities		3,873,889	(75,728)	-	3,798,161	3,798,857
	₩	34,981,763	(223,350)	-	34,758,413	34,943,194

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

		2025			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash	₩	6	-	-	6
Due from banks		-	550,145	-	550,145
Credit card receivables		-	-	27,890,623	27,890,623
Loans		-	-	3,961,328	3,961,328
Installment receivables		-	-	3,594,581	3,594,581
Financial lease receivables		-	-	1,815,356	1,815,356
Other assets		-	-	726,084	726,084
	₩	6	550,145	37,987,972	38,538,123
Financial liabilities:					
Borrowings	₩	-	-	4,392,597	4,392,597
Debentures in won		-	-	20,402,857	20,402,857
Debentures in foreign currency		-	-	5,199,624	5,199,624
Other liabilities		-	-	3,441,173	3,441,173
	₩	-	-	33,436,251	33,436,251

		2024			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash	₩	82	-	-	82
Due from banks		-	864,610	-	864,610
Credit card receivables		-	-	27,887,053	27,887,053
Loans		-	-	4,108,973	4,108,973
Installment receivables		-	-	3,834,837	3,834,837
Financial lease receivables		-	-	1,987,864	1,987,864
Other assets		-	-	810,407	810,407
	₩	82	864,610	38,629,134	39,493,826
Financial liabilities:					
Borrowings	₩	-	-	6,531,635	6,531,635
Debentures in won		-	-	19,251,187	19,251,187
Debentures in foreign currency		-	-	5,361,515	5,361,515
Other liabilities		-	-	3,798,857	3,798,857
	₩	-	-	34,943,194	34,943,194

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

7. **Categories of Financial Instruments**

(a) The carrying amounts of the categories of financial assets as of December 31, 2025 and 2024 are summarized as follows:

		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
				2025		
Cash and due from banks	₩	-	550,151	-	-	550,151
Financial assets at FVTPL		684,773	-	-	-	684,773
Derivative assets		-	-	-	567,126	567,126
Credit card receivables at amortized cost and other (*)		-	36,758,882	-	-	36,758,882
Financial assets at FVOCI		-	-	353,044	-	353,044
Other financial assets		-	726,090	-	-	726,090
	₩	684,773	38,035,123	353,044	567,126	39,640,066

(*) It includes ₩1,819,457 million of financial lease receivables recognized in accordance with K-IFRS No. 1116.

		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
				2024		
Cash and due from banks	₩	-	864,692	-	-	864,692
Financial assets at FVTPL		606,717	-	-	-	606,717
Derivative assets		-	-	-	670,186	670,186
Credit card receivables at amortized cost and other (*)		-	37,267,649	-	-	37,267,649
Financial assets at FVOCI		-	-	378,530	-	378,530
Other financial assets		-	810,332	-	-	810,332
	₩	606,717	38,942,673	378,530	670,186	40,598,106

(*) It includes ₩1,979,008 million of financial lease receivables recognized in accordance with K-IFRS No. 1116.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

7. **Categories of Financial Instruments (continued)**

(b) The carrying amounts of the categories of financial liabilities as of December 31, 2025 and 2024 are summarized as follows:

		2025		
		Financial liabilities measured at amortized cost	Derivative for hedge	Total
Derivative liabilities	₩	-	880	880
Borrowings		4,401,105	-	4,401,105
Debentures		25,514,668	-	25,514,668
Other financial liabilities (*)		3,444,369	-	3,444,369
	₩	33,360,142	880	33,361,022

(*) It includes ₩31,692 million of lease liabilities recognized in accordance with K-IFRS No. 1116.

		2024		
		Financial liabilities measured at amortized cost	Derivative for hedge	Total
Derivative liabilities	₩	-	6,100	6,100
Borrowings		6,550,378	-	6,550,378
Debentures		24,409,874	-	24,409,874
Other financial liabilities (*)		3,798,161	-	3,798,161
	₩	34,758,413	6,100	34,764,513

(*) It includes ₩30,223 million of lease liabilities recognized in accordance with K-IFRS No. 1116.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

7. **Categories of Financial Instruments (continued)**

(c) Gains (losses) on financial instruments by category for the years ended December 31, 2025 and 2024 are as follows:

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for (reversal of) credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
2025										
Financial assets										
Financial assets at FVTPL	₩	59	-	-	-	446	-	4,323	4,828	-
Financial assets at amortized cost (*)		3,030,514	-	1,954,277	(1,369,559)	-	(898,688)	211,268	2,927,812	-
Financial assets at FVOCI		9,071	-	-	-	493	187	-	9,751	(5,097)
Derivative for hedge		-	-	-	-	-	-	31,658	31,658	72,635
		3,039,644	-	1,954,277	(1,369,559)	939	(898,501)	247,249	2,974,049	67,538
Financial liabilities										
Financial liabilities at amortized cost (*)		-	(1,104,765)	-	-	-	-	-	(1,104,765)	-
	₩	3,039,644	(1,104,765)	1,954,277	(1,369,559)	939	(898,501)	247,249	1,869,284	67,538

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liabilities recognized in accordance with K-IFRS No. 1116.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024
(In millions of won)

7. Categories of Financial Instruments (continued)

(c) Gains (losses) on financial instruments by category for the years ended December 31, 2025 and 2024 are as follows: (continued)

2024

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for (reversal of) credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
Financial assets										
Financial assets at FVTPL	₩	85	-	-	-	433	-	24,795	25,313	-
Financial assets at amortized cost (*)		2,974,110	-	2,073,548	(1,305,206)	-	(936,937)	174,497	2,980,012	-
Financial assets at FVOCI		10,039	-	-	-	240	(153)	-	10,126	(8,319)
Derivative for hedge		-	-	-	-	-	-	577,818	577,818	(18,379)
		2,984,234	-	2,073,548	(1,305,206)	673	(937,090)	777,110	3,593,269	(26,698)
Financial liabilities										
Financial liabilities at amortized cost (*)		-	(1,053,063)	-	-	-	-	-	(1,053,063)	-
	₩	2,984,234	(1,053,063)	2,073,548	(1,305,206)	673	(937,090)	777,110	2,540,206	(26,698)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liabilities recognized in accordance with K-IFRS No. 1116.

57

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

7. **Categories of Financial Instrument (continued)**

(d) The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2025 and 2024 are as follows:

		2025			2024		
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount
Financial assets at amortized cost	₩	74,102	(32,069)	42,033	66,399	(24,595)	41,804
Financial liabilities at amortized cost		108,488	(128,696)	(20,208)	4,029	(580,569)	(576,540)
	₩	182,590	(160,765)	21,825	70,428	(605,164)	(534,736)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

8. **Offsetting Financial Assets and Financial Liabilities**

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024 are as follows:

		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received	
				2025			
Financial assets:							
Derivatives	₩	567,126	-	567,126	880	-	566,246
Repurchase agreements (*)		795,000	-	795,000	795,000	-	-
Financial liabilities:							
Derivatives		880	-	880	880	-	-

(*) The amounts not offset in the consolidated statement of financial position represent securities received as collateral under repurchase agreements.

		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received	
				2024			
Financial assets:							
Derivatives	₩	670,186	-	670,186	6,100	-	664,086
Repurchase agreements (*)		490,000	-	490,000	490,000	-	-
Financial liabilities:							
Derivatives		6,100	-	6,100	6,100	-	-

(*) The amounts not offset in the consolidated statement of financial position represent securities received as collateral under repurchase agreements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

9. **Operating Segments**

The Group has a single reportable segment.

(a) Details of revenues by financial service type for the years ended December 31, 2025 and 2024 are as follows:

		2025				
		Credit card	Installment finance	Lease (*)	Others	Total
Interest incomes	₩	2,316,549	257,091	134,161	359,959	3,067,760
Fee and commission income		1,217,717	14,368	650,918	73,928	1,956,931
Other income		208,088	232	227	659,145	867,692
	₩	3,742,354	271,691	785,306	1,093,032	5,892,383

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities recognized in accordance with K-IFRS No. 1116.

		2024				
		Credit card	Installment finance	Lease (*)	Others	Total
Interest incomes	₩	2,236,689	225,950	117,681	403,914	2,984,234
Fee and commission income		1,337,152	15,855	651,655	68,886	2,073,548
Other income		171,378	172	241	943,533	1,115,324
	₩	3,745,219	241,977	769,577	1,416,333	6,173,106

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities recognized in accordance with K-IFRS No. 1116.

(b) Revenues from external customers for the years ended December 31, 2025 and 2024 are all attributed to the Republic of Korea, where the Group is domiciled.

(c) There is no single external customer with revenues amount to 10 percent or more of the Group's revenues for the years ended December 31, 2025 and 2024.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

10. **Cash and Due from Banks**

(a) Details of cash and due from banks as of December 31, 2025 and 2024 are as follows:

		2025	2024
Cash	₩	6	82
Due from banks:			
Demand deposits		324,817	567,098
Checking accounts		181	394
Foreign currency deposits		88,076	32,219
Time deposits		8,368	206,345
Opening guarantee deposits for checking accounts		31	31
Deposits on demand of SPC		128,503	57,854
Deposits for foreign currency reserve		147	155
Installment savings deposits		22	514
	₩	550,151	864,692

(b) Restricted due from banks as of December 31, 2025 and 2024 are as follows:

		2025	2024	Restrictions
Time deposits:				
Shinhan Bank and others	₩	5	5	Pledged as collateral for cash advances
		333	341	Pledge of collateral
		338	346	
Other deposits:				
Woori Bank and others				Opening guarantee deposits for checking accounts
		31	31	
		128,503	57,854	Deposits on demand of SPC
		147	155	Deposits on foreign currency reserve
		22	13	Pledge of collateral
		128,703	58,053	
	₩	129,041	58,399	

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

11. **Financial Assets at FVTPL**

(a) Details of financial assets at FVTPL as of December 31, 2025 and 2024 are as follows and no financial assets are designated as at FVTPL.

		2025	2024
Beneficiary certificates	₩	639,278	561,258
Debt securities		23,285	22,644
Equity securities		22,210	22,815
	₩	684,773	606,717

(b) Details of gain or loss on financial assets at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Gain on valuation	₩	1,982	4,674
Loss on valuation		(8,273)	(1,604)
Gain on disposal		4,834	15,477
Loss on disposal		(14)	(1)
Other income		5,794	6,249
	₩	4,323	24,795

(c) Details of dividend income on financial assets at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Dividend income recognized on assets held as of the reporting period:			
Equity securities	₩	446	433

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

12. **Derivatives**

(a) Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2025 and 2024 are as follows:

| | | 2025 | | | 2024 | | |
		Notional amounts	Fair value Assets	Fair value Liabilities	Notional amounts	Fair value Assets	Fair value Liabilities
Cash flow hedges:							
Currency forwarding	₩	28,698	644	-	44,956	2,087	-
Currency swap		5,814,829	557,631	2	6,048,376	662,321	1,173
Interest rate swap		645,700	8,851	878	645,700	5,778	4,927
	₩	6,489,227	567,126	880	6,739,032	670,186	6,100

(b) Gains (losses) on derivatives

Gains (losses) on derivatives recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

| | | 2025 | | 2024 | |
		Gains (losses) on valuation	Gains (losses) on disposal	Gains (losses) on valuation	Gains (losses) on disposal
Cash flow hedges:					
Currency forwarding	₩	841	(244)	1,411	(4,565)
Currency swap		53,278	(22,499)	559,431	22,108
Interest rate swap		282	-	(347)	(220)
	₩	54,401	(22,743)	560,495	17,323

(c) Gain or Losses related to hedging activities

The amounts and line items recognized in profit or loss and other comprehensive income for the year ended December 31, 2025 and 2024 as a result of the ineffective portion of cash flow hedges are as follows:

| | | 2025 | | |
		Hedging gains (losses) recognized in other comprehensive income	Ineffective portion of hedging recognized in profit or loss	Amount reclassified from the cash flow hedge reserve to profit or loss
Cash flow hedges:				
Interest rate risk	₩	6,840	282	-
Foreign exchange risk		92,269	4,227	27,150
	₩	99,109	4,509	27,150

| | | 2024 | | |
		Hedging gains (losses) recognized in other comprehensive income	Ineffective portion of hedging recognized in profit or loss	Amount reclassified from the cash flow hedge reserve to profit or loss
Cash flow hedges:				
Interest rate risk	₩	(11,501)	(347)	(220)
Foreign exchange risk		(13,581)	(4,259)	582,644
	₩	(25,082)	(4,606)	582,424

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

12. **Derivatives (continued)**

(d) Hedging

i) Purpose and strategy of risk avoidance

The Group is trading derivatives to avoid interest rate risk and exchange risk arising from the assets and liabilities. The Group applies cash flow hedge accounting using interest rate swaps and currency swaps to avoid the risk of fluctuations in cash flows of borrowing liabilities and bonds in won, and bonds in foreign currency due to market interest rates and exchange rate fluctuations.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2025 and 2024 are as follows:

-		Within 1 year	1~2 years	2~3 years	3~4 years	4~5 years	Over 5 years	Total
					2025			
Cash flow hedges :								
Currency forward (*1)	₩	28,698	-	-	-	-	-	28,698
Currency swap (*2)		1,255,887	2,160,177	964,281	1,004,014	430,470	-	5,814,829
Interest rate swap		25,700	-	320,000	300,000	-	-	645,700
	₩	1,310,285	2,160,177	1,284,281	1,304,014	430,470	-	6,489,227
Average hedge ratio:		100%	100%	100%	100%	100%	-	100%
Average price condition -interest rate :		3.57%	-	2.94%	2.01%	-	-	2.53%

(*1) The average exchange rates conditions of currency forward were USD/KRW 1465.30.
(*2) The average exchange rates conditions of currency swap were USD/KRW 1308.04, AUD/KRW 914.88, and EUR/KRW 1473.79.

		Within 1 year	1~2 years	2~3 years	3~4 years	4~5 years	Over 5 years	Total
					2024			
Cash flow hedges :								
Currency forward (*1)	₩	44,956	-	-	-	-	-	44,956
Currency swap (*2)		1,220,100	1,425,900	2,019,405	941,971	441,000	-	6,048,376
Interest rate swap		-	25,700	-	320,000	300,000	-	645,700
	₩	1,265,056	1,451,600	2,019,405	1,261,971	741,000	-	6,739,032
Average hedge ratio:		100%	100%	100%	100%	100%	-	100%
Average price condition - interest rate :		-	3.57%	-	2.94%	2.47%	-	2.75%

(*1) The average exchange rates conditions of currency forward were USD/KRW 1,333.15.
(*2) The average exchange rates conditions of currency swap were USD/KRW 1,261.98, SGD/KRW 914.88 and EUR/KRW 1,420.57.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income.

1) The effect that hedge instruments have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2025 and 2024 are as follows:

		2025			
		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
Cash flow hedge					
Interest rate swap	₩	645,700	8,851	878	7,121
Currency forward		28,698	644	-	93,396
Currency swap		5,814,829	557,631	2	(47,863)
	₩	6,489,227	567,126	880	52,654

		2024			
		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
Cash flow hedge					
Interest rate swap	₩	645,700	5,778	4,927	(7,335)
Currency forward		44,956	2,087	-	32,866
Currency swap		6,048,376	662,321	1,173	575,735
	₩	6,739,032	670,186	6,100	601,266

2) The effect that hedged items have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2025 and 2024 are as follows:

		2025		
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge				
Interest rate risk: Borrowings and debentures in won	₩	645,576	6,780	7,731
Foreign exchange rate risk: Borrowings and debentures in foreign currency		5,829,951	42,305	15,442
	₩	6,475,527	49,085	23,173

		2024		
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge				
Interest rate risk: Borrowings and debentures in won	₩	645,478	(7,660)	891
Foreign exchange rate risk: Borrowings and debentures in foreign currency		5,911,953	604,754	(76,828)
	₩	6,557,431	597,094	(75,937)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

12. **Derivatives (continued)**

(d) Hedging (continued)

iv) Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Amounts recognized in other comprehensive income	₩	126,259	557,342
Amounts reclassified from equity to profit or loss		(27,149)	(582,424)
Deferred tax effect		(26,475)	6,703
Changes in other comprehensive income(loss), net	₩	72,635	(18,379)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

13. **Credit Card Receivables at Amortized Cost and Others**

(a) Details of credit card receivables at amortized cost and others as of December 31, 2025 and 2024 are as follows:

		2025	2024
Credit card receivables:			
Lump-sum purchases	₩	9,380,377	8,814,274
Installment purchases		7,152,023	7,318,895
Cash advances		1,306,158	1,499,719
Revolving cash advances		60,021	68,597
Revolving purchases		2,373,623	2,454,072
Card loans		7,876,381	8,081,786
Restructured loans		231,373	337,943
Less: Allowance for credit losses		(910,163)	(1,121,965)
Present value discount		(17,760)	(20,822)
Deferred loan origination costs		(18,999)	(18,656)
		27,433,034	27,413,843
Loans:			
General loans		3,078,581	3,494,085
Repurchase agreements		795,000	490,000
Factoring receivables		95,941	137,562
Others		270	353
Less: Allowance for credit losses		(70,020)	(92,451)
Present value discount		(1)	-
Add: Deferred loan origination fees		29,752	34,576
		3,929,523	4,064,125
Installment financing assets:			
Installment for cars		3,549,888	3,794,088
Installment for others		64,586	49,654
Less: Allowance for credit losses		(63,635)	(58,674)
Present value discount account		-	(2)
Add: Deferred loan origination fees		26,029	25,607
		3,576,868	3,810,673
Finance lease receivables:			
General finance lease receivables		1,839,604	2,014,394
Cancelled finance lease receivables		318	255
Less: Allowance for credit losses		(19,864)	(34,644)
Add: Present value premium		5	19
Less: Deferred loan origination costs		(606)	(1,016)
		1,819,457	1,979,008
	₩	36,758,882	37,267,649

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others (continued)

(b) Changes in the gross carrying amount of credit card receivables at amortized cost and others for the years ended December 31, 2025 and 2024 are as follows:

		2025			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	33,579,717	4,229,487	766,179	38,575,383
Reclassified to 12 month expected credit losses		1,235,074	(1,233,298)	(1,776)	-
Reclassified to lifetime expected credit losses		(1,428,964)	1,432,804	(3,840)	-
Reclassified to credit-impaired financial assets		(451,312)	(411,531)	862,843	-
Executed (collected)		1,027,307	(452,747)	423,683	998,243
Write-offs (*)		-	-	(908,027)	(908,027)
Disposals		-	-	(553,411)	(553,411)
Transferred to assets held for sale		(283,914)	(2,168)	(3,542)	(289,624)
Ending balance		33,677,908	3,562,547	582,109	37,822,564
Allowance for credit losses		(274,345)	(417,570)	(371,767)	(1,063,682)
Net carrying amount	₩	33,403,563	3,144,977	210,342	36,758,882

(*) The contractual amounts outstanding on credit card receivables at amortized cost and other that have been written off but for which recovery activities continue as of December 31, 2025 were ₩3,650,771 million.

		2024			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	32,592,820	4,721,489	732,801	38,047,110
Reclassified to 12 month expected credit losses		568,351	(566,959)	(1,392)	-
Reclassified to lifetime expected credit losses		(1,373,367)	1,376,565	(3,198)	-
Reclassified to credit-impaired financial assets		(177,535)	(65,882)	243,417	-
Executed (collected)		1,969,448	(1,235,726)	1,006,973	1,740,695
Write-offs (*)		-	-	(828,230)	(828,230)
Disposals		-	-	(384,192)	(384,192)
Ending balance		33,579,717	4,229,487	766,179	38,575,383
Allowance for credit losses		(322,880)	(460,278)	(524,576)	(1,307,734)
Net carrying amount	₩	33,256,837	3,769,209	241,603	37,267,649

(*) The contractual amounts outstanding on credit card receivables at amortized cost and other that have been written off but for which recovery activities continue as of December 31, 2024 were ₩3,734,499 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others (continued)

(c) Changes in credit loss allowance for credit card receivables at amortized cost and others for the years ended December 31, 2025 and 2024 are as follows:

Classification (*)		2025			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	322,880	460,278	524,576	1,307,734
Reclassified to 12 month expected credit losses		91,882	(91,472)	(410)	-
Reclassified to lifetime expected credit losses		(30,058)	31,214	(1,156)	-
Reclassified to credit-impaired financial assets		(19,966)	(124,124)	144,090	-
Provision (*)		(88,154)	142,828	801,943	856,617
Write-offs		-	-	(908,027)	(908,027)
Disposals		-	-	(385,277)	(385,277)
Transferred to assets held for sale		(2,851)	(163)	(2,118)	(5,132)
Others		612	(991)	198,146	197,767
Ending balance	₩	274,345	417,570	371,767	1,063,682

(*) The amount includes additional provisions for expected credit losses recognized in response to changes in future economic outlook. Based on a reassessment of forward-looking probability of default reflecting updated forward-looking information as of December 31, 2025, the Group recognized additional credit loss allowances of ₩29,034 million.

Classification (*)		2024			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	297,202	499,418	509,763	1,306,383
Reclassified to 12 month expected credit losses		30,355	(30,129)	(226)	-
Reclassified to lifetime expected credit losses		(29,563)	30,509	(946)	-
Reclassified to credit-impaired financial assets		(10,342)	(7,313)	17,655	-
Provision (*)		35,228	(32,207)	1,097,065	1,100,086
Write-offs		-	-	(828,230)	(828,230)
Disposals		-	-	(276,687)	(276,687)
Others		-	-	6,182	6,182
Ending balance	₩	322,880	460,278	524,576	1,307,734

(*) The amount includes additional provisions for expected credit losses recognized in response to changes in future economic outlook. Based on a reassessment of forward-looking probability of default reflecting updated forward-looking information as of December 31, 2024, the Group recognized additional credit loss allowances of ₩53,318 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(d) Finance lease receivables

Total investments in finance leases and the present value of minimum lease payments for each of the following periods as of December 31, 2025 and 2024 are as follows:

		2025		
		Total investment	Unrealized interest income	Present value of minimum lease payment
Less than one year	₩	554,618	101,684	452,934
One year to two years		535,236	66,095	469,141
Two years to three years		399,232	38,784	360,448
Three years to four years		340,059	15,761	324,298
Four years to five years		239,635	9,459	230,176
More than five years		2,938	9	2,929
	₩	2,071,718	231,792	1,839,926

		2024		
		Total investment	Unrealized interest income	Present value of minimum lease payment
Less than one year	₩	638,624	116,175	522,449
One year to two years		580,992	75,359	505,633
Two years to three years		520,284	36,203	484,081
Three years to four years		305,670	13,301	292,369
Four years to five years		217,104	10,347	206,757
More than five years		3,389	11	3,378
	₩	2,266,063	251,396	2,014,667

(e) Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Beginning balance	₩	40,511	35,919
New occurrence of deferred loan origination costs		32,601	28,332
Amortization		(36,229)	(25,743)
Others		(707)	2,003
Ending balance	₩	36,176	40,511

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

14. Lease Assets

(a) Details of lease assets as of December 31, 2025 and 2024 are as follows:

		2025			
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	2,805,363	656	17,126	2,823,145
Accumulated depreciation		(915,777)	(125)	-	(915,902)
Carrying amount	₩	1,889,586	531	17,126	1,907,243

		2024			
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	3,038,379	1,892	8,396	3,048,667
Accumulated depreciation		(914,674)	(134)	-	(914,808)
Carrying amount	₩	2,123,705	1,758	8,396	2,133,859

(b) Future minimum lease payments expected to be received from lease assets as of December 31, 2025 and 2024 are as follows:

		2025	2024
Less than one year	₩	530,149	584,170
One year to two years		393,885	453,784
Two years to three years		250,217	312,353
Three years to four years		118,318	168,182
Four years to five years		29,081	52,539
Over five years		260	329
	₩	1,321,910	1,571,357

(c) Changes in operating lease assets for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Beginning balance	₩	2,123,705	2,077,221
Acquisition		504,346	740,721
Disposal		(293,236)	(228,320)
Reclassification		(29)	(80)
Depreciation		(445,200)	(465,837)
Ending balance	₩	1,889,586	2,123,705

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

15. **Right-to-use Asset and Lease Liabilities**

(a) Changes in right-of-use assets included in property and equipment for the years ended December 31, 2025 and 2024, are as follows:

		2025		2024	
		Buildings	Others	Buildings	Others
Beginning balance	₩	31,878	-	20,314	49
Acquisition		22,306	833	39,922	-
Disposal		(11,265)	-	(9,729)	-
Depreciation		(18,712)	(152)	(18,682)	(49)
Reclassification (*)		(388)	-	-	-
Others		8,589	-	53	-
Ending balance	₩	32,408	681	31,878	-

(*) The amount represents assets reclassified as held for sale.

(b) Changes in lease liabilities included in other liabilities for the years ended December 31, 2025 and 2024, are as follows:

		2025		2024	
		Buildings	Others	Buildings	Others
Beginning balance	₩	30,238	-	18,452	36
Acquisition		18,994	833	37,313	-
Payments		(16,989)	(166)	(16,414)	(36)
Termination		(10,536)	-	(8,956)	-
Interest expense		1,332	24	1,257	-
Reclassification (*)		(176)	-	-	-
Others		8,138	-	(1,429)	-
Ending balance	₩	31,001	691	30,223	-

(*) The amount represents liabilities reclassified as held for sale.

(c) Details of maturity of lease liabilities as of December 31, 2025 and 2024 are as follows:

		2025						
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Buildings	₩	1,223	2,332	3,051	5,469	15,484	5,266	32,825
Others		15	30	45	91	559	-	740
Total (*)	₩	1,238	2,362	3,096	5,560	16,043	5,266	33,565

(*) The amounts are before deduction of present value discounts.

		2024						
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Buildings (*)	₩	1,636	2,316	2,870	4,944	14,928	7,066	33,760

(*) The amounts are before deduction of present value discounts.

(d) The amount of payments for leases of low-value assets are ₩1,041 million and ₩1,073 million for the years ended December 31, 2025 and 2024, respectively. There are no payments on short-term leases for the years ended December 31, 2025 and 2024.

(e) Total cash outflows for leases recognized on the consolidated statements of cash flows are ₩18,196 million and ₩17,524 million, and the amounts recognized as interest expenses were ₩1,355 million and ₩1,257 million for the years ended December 31, 2025 and 2024, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

16. **Financial Assets at FVOCI**

(a) Financial assets at FVOCI as of December 31, 2025 and 2024 are as follows:

		2025	2024
Financial assets at FVOCI	₩	353,044	378,530

(b) Fair value of financial assets at FVOCI as of December 31, 2025 and 2024 are as follows:

		2025	2024
Debt securities:			
Government bonds	₩	284,771	288,107
Corporate bonds and others		9,139	34,728
Equity securities (*):			
Stocks		59,134	55,695
	₩	353,044	378,530

(*) The equity securities were exercised at the FVOCI option for the purpose of holding long term for the Group strategic purposes.

(c) Dividend income from financial assets at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Dividend income recognized from assets held as of December 31:			
Equity securities	₩	493	240

(d) Changes of financial assets at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

		2025		2024	
		Debt securities	Equity securities	Debt securities	Equity securities
Beginning balance	₩	322,835	55,695	318,572	75,407
Acquisition		-	5,455	16,100	200
Disposal		(25,492)	-	(18,908)	(2,000)
Changes in fair value (other comprehensive income)		(4,806)	(2,016)	6,072	(17,912)
Changes in fair value (profit or loss)		1,373	-	999	-
Ending balance	₩	293,910	59,134	322,835	55,695

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

16. **Financial Assets at FVOCI (continued)**

(e) Changes in carrying amount of debt securities at fair value through other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		2025		
		12-month expected credit loss	**Life time expected credit loss**	**Total**
Beginning balance	₩	322,835	-	322,835
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		-	-	-
Disposal		(25,492)	-	(25,492)
Others (*)		(3,433)	-	(3,433)
Ending balance	₩	293,910	-	293,910

(*) Included the effects from interest amortization and fair value measurements.

		2024		
		12-month expected credit loss	**Life time expected credit loss**	**Total**
Beginning balance	₩	318,572	-	318,572
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		16,100	-	16,100
Disposal		(18,908)	-	(18,908)
Others (*)		7,071	-	7,071
Ending balance	₩	322,835	-	322,835

(*) Included the effects from interest amortization and fair value measurements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

16. **Financial Assets at FVOCI (continued)**

(f) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		2025		
		12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	285	-	285
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Reversals		(187)	-	(187)
Ending balance	₩	98	-	98

		2024		
		12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	132	-	132
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provisions		153	-	153
Ending balance	₩	285	-	285

(g) The details of disposals of equity securities at fair value through other comprehensive income for the years ended December 31, 2024 as a result of changes in holding purposes are as follows:

		Stocks
Fair value at the date of disposals	₩	2,000
Accumulated gain (loss) at the time of disposals (*)		1,500

(*) The accumulated fair value gains or losses were reclassified to retained earnings.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

17. **Property and Equipment**

(a) Details of property and equipment as of December 31, 2025 and 2024 are as follows:

		Land	Buildings	Others	Right-of-use assets	Total
				2025		
Acquisition cost	₩	432,770	87,034	442,248	87,935	1,049,987
Accumulated depreciation		-	(14,329)	(354,583)	(54,846)	(423,758)
Ending balance	₩	432,770	72,705	87,665	33,089	626,229

		Land	Buildings	Others	Right-of-use assets	Total
				2024		
Acquisition cost	₩	432,770	87,034	427,148	82,888	1,029,840
Accumulated depreciation		-	(12,287)	(320,827)	(51,010)	(384,124)
Ending balance	₩	432,770	74,747	106,321	31,878	645,716

(b) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

		Land	Buildings	Others	Right-of-use assets	Total
				2025		
Beginning balance	₩	432,770	74,747	106,321	31,878	645,716
Acquisition		-	-	19,169	23,139	42,308
Disposal		-	-	(2,087)	(11,265)	(13,352)
Reclassification (*)		-	-	3,581	(388)	3,193
Depreciation		-	(2,042)	(39,473)	(18,864)	(60,379)
Others		-	-	154	8,589	8,743
Ending balance	₩	432,770	72,705	87,665	33,089	626,229

(*) Includes amounts reclassified to assets held for sale.

		Land	Buildings	Others	Right-of-use assets	Total
				2024		
Beginning balance	₩	432,770	77,023	108,538	20,364	638,695
Acquisition		-	-	33,013	39,922	72,935
Disposal		-	-	(1,150)	(9,729)	(10,879)
Reclassification		-	-	2,401	-	2,401
Depreciation		-	(2,276)	(37,929)	(18,732)	(58,937)
Others		-	-	1,448	53	1,501
Ending balance	₩	432,770	74,747	106,321	31,878	645,716

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

17. **Property and Equipment (Continued)**

(c) Insured assets

Details of insured assets as of December 31, 2025 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc.	DB Insurance Co., Ltd.	₩	119,467
Business interruption policy				33,746
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance Co., Ltd.		63,761
Fire insurance policy	Buildings, etc.	Hanwha General Insurance Co., Ltd.		19,708

In addition, the Group maintains transportation theft insurance and custody theft insurance for cash and securities, and liability insurance and full insurance for vehicles.

18. **Intangible Assets**

(a) Details of intangible assets as of December 31, 2025 and 2024, are as follows:

		2025				
		Memberships	Development cost	Goodwill	Others	Total
Acquisition cost	₩	13,502	201,924	121,380	56,391	393,197
Accumulated amortization		-	(132,407)	-	(46,470)	(178,877)
Impairment losses		(655)	(336)	-	-	(991)
Ending balance	₩	12,847	69,181	121,380	9,921	213,329

		2024				
		Memberships	Development cost	Goodwill	Others	Total
Acquisition cost	₩	17,320	182,174	128,271	52,864	380,629
Accumulated amortization		-	(107,807)	-	(43,153)	(150,960)
Impairment losses		(905)	(336)	-	-	(1,241)
Ending balance	₩	16,415	74,031	128,271	9,711	228,428

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

18. Intangible Assets (continued)

(b) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows, and amortization is included in general administrative expenses.

		Memberships	Development cost	Goodwill	Others	Total
				2025		
Beginning balance	₩	16,415	74,031	128,271	9,711	228,428
Acquisition		1,979	28,234	-	3,098	33,311
Disposal		(5,729)	-	-	-	(5,729)
Reclassification (*)		-	(8,273)	-	188	(8,085)
Amortization		-	(24,795)	-	(3,316)	(28,111)
Impairment		(68)	-	-	-	(68)
Recovery of impairment		250	-	-	-	250
Others		-	(16)	(6,891)	240	(6,667)
Ending balance	₩	12,847	69,181	121,380	9,921	213,329

(*) Includes amounts reclassified to assets held for sale.

		Memberships	Development cost	Goodwill	Others	Total
				2024		
Beginning balance	₩	17,526	76,632	118,267	8,289	220,714
Acquisition		1,372	23,908	-	2,786	28,066
Disposal		(1,483)	-	-	-	(1,483)
Reclassification		(1,000)	(3,420)	-	946	(3,474)
Amortization		-	(23,519)	-	(3,086)	(26,605)
Others		-	430	10,004	776	11,210
Ending balance	₩	16,415	74,031	128,271	9,711	228,428

(c) Goodwill

(i) Details of goodwill distributed to each cash-generating unit as of December 31, 2025 and 2024 are as follows:

		2025	2024
Shinhan Vietnam Finance Co., Ltd.	₩	121,380	128,271

(ii) Impairment testing

The recoverable amount of all cash-generating units required for impairment testing was based on value in use. When assessing recoverable amount based on value in use, DCF was applied among traditional approaches, taking into account the characteristics of financial institutions.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

18. **Intangible Assets (continued)**

(c) Goodwill (continued)

1) Evaluation base date and forecast period

The evaluation base date for evaluating recoverable amount is June 30, 2025. When evaluating the value of use, the forecast period was 5.5 years (July 2025 to December 2030) considering the synergy effect after the acquisition, and the value after the forecast period was reflected using permanent value.

2) Key assumptions

The expected future cash flows of the cash-generating unit considered the growth rate of the Consumer Price Index (CPI), market size and share of the Group, and the main financial assumptions applied during the forecast period is as follows:

		Growth of net interest income	Growth of net fee income	Growth of general administrative expenses	Growth of net income
Shinhan Vietnam Finance Co., Ltd.	%	8.64	11.59	4.65	40.08

The discount rate was applied by calculating the shareholder's required return and equity cost, and the equity cost was calculated using the Group's systematic risk in the market risk premium paid in return for the risk along with the risk-free interest rate. The permanent growth rate was estimated based on the inflation rate and did not exceed the expected long-term average growth rate of the relevant industry report.

		Discount rates	Perpetual growth rate
Shinhan Vietnam Finance Co., Ltd.	%	12.97	2.00

3) Recoverable amount and carrying amount

The recoverable amount and the carrying amount of the cash-generating unit holding goodwill as of the valuation basis date is as follows:

		Shinhan Vietnam Finance Co., Ltd.
Recoverable amount	₩	287,363
Carrying amount		265,527
		21,836

The assessment of impairment on the goodwill reveals that the book value of the cash-generating unit to which the goodwill are allocated is not expected to exceed the recoverable amount.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

19. Investments in Associates

(a) Details of investments in associates as of December 31, 2025 and 2024 are as follows:

Name of associates	Location	Closing month	Ownership	
			December 31, 2025	December 31, 2024
Wave Technology	Korea	December	49.00%	49.00%
One Shinhan Connect Fund 1	Korea	December	30.00%	30.00%
One Shinhan Connect Fund 2	Korea	December	25.00%	25.00%
Shinhan hyper connect venture fund 1	Korea	December	25.00%	25.00%
Finflow (*)	Korea	December	1.34%	-

(*) It was newly acquired during the year ended December 31, 2025 through contributions in kind, and, as the Group has significant influence, including participation in the investee's decision-making bodies, it is accounted for using the equity method.

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows:

Name of associates	Acquisition cost	Beginning balance	Acquisition	Disposal (*1)	Reclassification (*2)	Share of profit (loss) of associates	Ending balance
			2025				
Wave Technology	₩ 500	524	-	-	-	(20)	504
One Shinhan Connect Fund 1	67,729	73,442	600	(3,600)	-	10,901	81,343
One Shinhan Connect Fund 2	6,803	3,996	150	-	-	1,364	5,510
Shinhan hyper connect venture fund 1	37,418	23,941	13,500	(983)	-	565	37,023
Finflow	630	-	-	-	630	(15)	615
	₩ 113,080	101,903	14,250	(4,583)	630	12,795	124,995

(*1) The amounts represents the principal distributions received during the year ended December 31, 2025 from One Shinhan Connect Fund 1 and Shinhan hyper connect venture fund 1.
(*2) During the current period, the Group acquired shares in Finflow through a contribution in kind of intangible assets, and the related disposal gain of ₩93 million is included in other non-operating income.

Name of associates	Acquisition cost	Beginning balance	Acquisition	Disposal	Share of profit (loss) of associates	Ending balance
			2024			
Wave Technology	₩ 500	482	-	-	42	524
One Shinhan Connect Fund 1	70,729	75,054	-	-	(1,612)	73,442
One Shinhan Connect Fund 2	6,653	5,856	-	-	(1,860)	3,996
Shinhan hyper connect venture fund 1	24,900	11,064	13,500	-	(623)	23,941
	₩ 102,782	92,456	13,500	-	(4,053)	101,903

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

19. Investments in Associates (continued)

(c) Condensed financial statements of associates for the years ended December 31, 2025 and 2024 are as follows:

Name of associates		Assets	Liabilities	Net assets	Net income (loss) for the year	Total comprehensive income (loss)
				2025		
Wave Technology	₩	534	27	507	(22)	(22)
One Shinhan Connect Fund 1		271,158	13	271,145	36,338	36,338
One Shinhan Connect Fund 2		22,042	3	22,039	5,458	5,458
Shinhan hyper connect venture fund 1		148,093	-	148,093	2,258	2,258
Finflow		10,280	3,444	6,836	(858)	(858)

Name of associates		Assets	Liabilities	Net assets	Net income (loss) for the year	Total comprehensive income (loss)
				2024		
Wave Technology	₩	550	2	548	85	85
One Shinhan Connect Fund 1		244,820	13	244,807	(5,374)	(5,374)
One Shinhan Connect Fund 2		15,984	3	15,981	(7,441)	(7,441)
Shinhan hyper connect venture fund 1		95,767	1	95,766	(2,491)	(2,491)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 are as follows:

Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Unrealized gains or losses	Others (*)	Carrying amount
				2025			
Wave Technology	₩	507	49.00	248	-	256	504
One Shinhan Connect Fund 1		271,145	30.00	81,343	-	-	81,343
One Shinhan Connect Fund 2		22,039	25.00	5,510	-	-	5,510
Shinhan hyper connect venture fund 1		148,093	25.00	37,023	-	-	37,023
Finflow		6,836	1.34	91	-	526	615

(*) Others represent the adjustments of fair value when acquired.

Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Unrealized gains or losses	Others (*)	Carrying amount
				2024			
Wave Technology	₩	548	49.00	268	-	256	524
One Shinhan Connect Fund 1		244,807	30.00	73,442	-	-	73,442
One Shinhan Connect Fund 2		15,981	25.00	3,996	-	-	3,996
Shinhan hyper connect venture fund 1		95,766	25.00	23,941	-	-	23,941

(*) Other represents the adjustments of fair value when acquired.

(e) There were no unrecognized equity method losses nor any cumulative unrecognized equity method losses as a result of discontinuing the use of the equity method for the year ended December 31, 2025.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

20. **Investment Properties**

(a) Investment properties as of December 31, 2025 and 2024 are as follows:

		2025	2024
Buildings:			
Acquisition cost	₩	51,225	51,225
Accumulated depreciation		(6,774)	(5,583)
Ending balance	₩	44,451	45,642

(b) Changes in investment properties for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Buildings:			
Beginning balance	₩	45,642	46,943
Depreciation		(1,191)	(1,301)
Ending balance	₩	44,451	45,642

(c) For the years ended December 31, 2025 and 2024, rental revenue from operating leases arising from investment properties amounted to ₩13,337 million and ₩16,466 million, respectively, and management expenses directly related to investment properties (including maintenance costs) were ₩4,817 million and ₩4,670 million, respectively.

(d) As of December 31, 2025 and 2024, the fair value measurements of investment properties are classified within Level 3 in the fair value hierarchy, as they reflect recent market transaction prices under arm's length conditions and incorporate significant unobservable inputs.

The fair values and key inputs of investment properties as of December 31, 2025 and 2024 are as follows:

		2025	2024	Input variable
Market approach	₩	61,462	61,230	Comparable market transactions

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

21. **Other Assets**

(a) Other assets as of December 31, 2025 and 2024 are as follows:

		2025	2024
Security deposits paid	₩	75,723	84,052
Present value discount account on security deposits paid		(2,458)	(2,954)
Accounts receivables		465,440	399,850
Loss allowance for account receivables		(16,619)	(12,302)
Accrued income		214,261	357,069
Loss allowance for accrued income		(13,963)	(19,019)
Advance payments		138,781	151,212
Prepaid expenses		23,763	73,357
Others (*)		27,911	26,214
	₩	912,839	1,057,479

(*) Includes reinsurance asset of ₩4,661 million and ₩2,470 million as of December 31, 2025 and 2024, which are classified in accordance with K-IFRS No. 1117.

(b) Changes in loss allowance for other assets for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Beginning balance	₩	31,321	28,131
Provision		44,182	44,719
Write-offs		(44,449)	(41,529)
Reclassification (*)		(3,189)	-
Others		2,717	-
Ending balance	₩	30,582	31,321

(*) Loss allowance for other assets of Shinhan Indo Finance was reclassified as assets held for sale.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

22. Borrowings

Borrowings as of December 31, 2025 and 2024 are as follows:

	Interest rate (%)		2025	Interest rate (%)		2024
Borrowings denominated in Korean won:						
Others	1.54~5.22	₩	3,252,200	1.46~5.22	₩	5,321,900
Discount on issuance		₩	(42,993)			(116,620)
			3,209,207			5,205,280
Borrowings denominated in foreign currencies:						
Others	1.53~19.50		1,194,178	1.53~16.75		1,345,098
Discount on issuance			(2,280)			-
			1,191,898			1,345,098
		₩	4,401,105		₩	6,550,378

23. Debentures

Debentures as of December 31, 2025 and 2024 are as follows:

	Interest rate (%)		2025	Interest rate (%)		2024
Debentures issued in Korean won:						
Debentures issued	1.56~6.54	₩	20,345,000	1.38~6.54	₩	19,054,000
Discount on issuance			(14,230)			(12,178)
			20,330,770			19,041,822
Debt securities issued in foreign currencies:						
Debentures issued	1.38~5.02		5,197,472	1.11~5.02		5,386,876
Discount on issuance			(13,575)			(18,824)
			5,183,897			5,368,052
		₩	25,514,667		₩	24,409,874

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

24. **Defined Benefit Liabilities (Assets)**

The Group operates defined benefit pension plans. The level of benefits provided depends on employees' length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a) Defined benefit plan assets and liabilities as of December 31, 2025 and 2024 are as follows:

		2025	2024
Present value of defined benefit obligations	₩	303,605	343,553
Fair value of plan assets (*1)		(315,129)	(348,391)
Net defined benefit liabilities (assets) (*2)	₩	(11,524)	(4,838)

(*1) The fair value of plan assets as of December 31, 2025 and 2024 includes the existing contribution to National Pension Plan of ₩130 million and ₩244 million, respectively.
(*2) As of December 31, 2024, ₩4,838 million in assets recognition under the defined benefit plan represents ₩5,011 million of net defined benefit assets minus ₩173 million of net defined benefit liabilities.

(b) Changes in net defined benefit liabilities (assets) for the years ended December 31, 2025 and 2024 are as follows:

		2025		
		Defined benefit obligations	**Plan assets**	**Net defined benefit liabilities (assets)**
Beginning balance	₩	343,553	(348,391)	(4,838)
Recognized in profit or loss as incurred:				
Current service cost		21,287	-	21,287
Past service cost		8,624	-	8,624
Interest expense (income)		14,146	(13,404)	742
		44,057	(13,404)	30,653
Recognized in other comprehensive income:				
Remeasurement loss (gain)				
- Actuarial losses				
Demographic assumptions		54	-	54
Financial assumptions		(3,314)	-	(3,314)
Experience adjustments		2,671	-	2,671
- Return on plan assets		-	3,139	3,139
		(589)	3,139	2,550
Others:				
Contributions paid into the plan		-	(46,732)	(46,732)
Benefits paid by the plan		(84,253)	90,259	6,006
Others (*)		1,062	-	1,062
Exchange rate differences		(17)	-	(17)
Reclassification to liabilities (assets) of a disposal group classified as held for sale		(208)	-	(208)
		(83,416)	43,527	(39,889)
Ending balance	₩	303,605	(315,129)	(11,524)

(*) Transfer from/to related parties.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

24. **Defined Benefit Liabilities (Assets) (continued)**

(b) Changes in net defined benefit liabilities for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024		
		Defined benefit obligations	**Plan assets**	**Net defined benefit liabilities (assets)**
Beginning balance	₩	323,670	(326,754)	(3,084)
Recognized in profit or loss as incurred:				
Current service cost		19,512	-	19,512
Past service cost		29	-	29
Interest expense (income)		14,848	(14,992)	(144)
		34,389	(14,992)	19,397
Recognized in other comprehensive income:				
Remeasurement loss (gain)				
- Actuarial losses				
Demographic assumptions		(93)	-	(93)
Financial assumptions		14,047	-	14,047
Experience adjustments		(297)	-	(297)
- Return on plan assets		-	2,199	2,199
		13,657	2,199	15,856
Others:				
Contributions paid into the plan		-	(59,823)	(59,823)
Benefits paid by the plan		(28,813)	50,979	22,166
Others (*)		632	-	632
Exchange rate differences		18	-	18
		(28,163)	(8,844)	(37,007)
Ending balance	₩	343,553	(348,391)	(4,838)

(*) Transfer from/to related parties.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

24. Defined Benefit Liabilities (Assets) (continued)

(c) Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2025 and 2024 are as follows:

		2025	2024
Due from banks	₩	314,999	348,147
Others		130	244
Fair value of plan assets	₩	315,129	348,391

(d) Key actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate (AA0)	4.35%	4.09%
Future salary growth rate	2.96% + promotion rate	2.88% + promotion rate
Weighted average maturity	6.40 years	7.20 years

(e) Sensitivity analysis

Effects on the defined benefit obligation that would result from reasonably possible changes in each significant actuarial assumption as of December 31, 2025 are as follows:

		2025	
		Increase	Decrease
Discount rate (1%p movement)	₩	(17,014)	18,818
Future salary growth rate (1%p movement)		19,515	(17,962)

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f) Effects of defined benefit plans on future cash flows

The Group reviews the level of accumulation of funds every year, and has a policy to compensate for any loss in funds. The estimated contribution for the year ended December 31, 2026 (the next annual reporting period) is ₩17,700 million.

The weighted average maturity of the defined benefit obligation as of December 31, 2025 and 2024 are 6.40 years and 7.20 years, respectively. The maturity analysis of undiscounted benefits paid by the plan as of December 31, 2025 and 2024 are as follows:

		2025				
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 years	More than 10 years	Total
Benefits paid by the plan	₩	14,452	25,452	97,715	168,736	96,252	402,607

		2024				
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 years	More than 10 years	Total
Benefits paid by the plan	₩	12,395	28,774	98,121	180,388	105,486	425,164

(g) The amounts recognized as expenses for defined contribution plans are ₩6,650 million and ₩5,707 million for the years ended December 31, 2025 and 2024, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

25. Provisions

(a) Changes of provisions for the years ended December 31, 2025 and 2024 are as follows:

		2025				
		Provision for litigation	**Provision for unused credit commitments**	**Provision for restoration**	**Others**	**Total**
Beginning balance	₩	4,637	182,724	2,819	30,768	220,948
Provision		788	10,991	322	55,147	67,248
Payment		(1,096)	-	(462)	(40,941)	(42,499)
Others (*)		-	-	18	-	18
Ending balance	₩	4,329	193,715	2,697	44,974	245,715

(*) The amount represents the increase during the year ended December 31, 2025 resulting from the unwinding of the discount on provisions measured at present value.

		2024				
		Provision for litigation	**Provision for unused credit commitments**	**Provision for restoration**	**Others**	**Total**
Beginning balance	₩	3,976	202,576	3,572	24,042	234,166
Provision		1,143	(19,852)	52	44,528	25,871
Payment		(482)	-	(823)	(37,802)	(39,107)
Others (*)		-	-	18	-	18
Ending balance	₩	4,637	182,724	2,819	30,768	220,948

(*) The amount represents the increase during the year ended December 31, 2024 resulting from the unwinding of the discount on provisions measured at present value.

(b) Unused credit commitments and provision for unused credit commitments as of December 31, 2025 and 2024 are as follows:

		2025	2024
Unused credit commitments	₩	93,605,391	91,239,801
Provision for unused credit commitments		193,714	182,724
Ratio (%)		0.21	0.20

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

25. Provisions (continued)

(c) Changes in provision for unused credit commitments for the years ended December 31, 2025 and 2024 are as follows:

		2025			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	126,017	54,519	2,188	182,724
Reclassified to 12 month expected credit losses		36,757	(36,637)	(120)	-
Reclassified to lifetime expected credit losses		(8,505)	8,558	(53)	-
Reclassified to credit-impaired financial assets		(685)	(669)	1,354	-
Provision (reversal) (*)		(31,536)	43,095	(569)	10,990
Ending balance	₩	122,048	68,866	2,800	193,714

(*) The amount includes additional provisions for unused credit commitments recognized in response to changes in the future economic outlook. Based on a reassessment of forward-looking probabilities of default reflecting updated forward-looking information as of December 31, 2025, the Group recognized additional provisions for unused credit commitments of ₩11,520 million.

		2024			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	104,517	96,359	1,700	202,576
Reclassified to 12 month expected credit losses		61,003	(60,863)	(140)	-
Reclassified to lifetime expected credit losses		(7,224)	7,246	(22)	-
Reclassified to credit-impaired financial assets		(651)	(1,369)	2,020	-
Provision (reversal) (*)		(31,628)	13,146	(1,370)	(19,852)
Ending balance	₩	126,017	54,519	2,188	182,724

(*) The amount includes additional provisions for unused credit commitments recognized in response to changes in the future economic outlook. Based on a reassessment of forward-looking probabilities of default reflecting updated forward-looking information as of December 31, 2024, the Group recognized additional provisions for unused credit commitments of ₩13,557 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

26. Other Liabilities

(a) Details of other liabilities as of December 31, 2025 and 2024 are as follows:

		2025	2024
Accounts payable	₩	1,978,869	2,136,317
Accrued expenses		342,991	330,257
Advances from customers		157,888	172,919
Unearned revenue		180,111	191,392
Deposits		502,934	686,707
Security deposits received		732,245	817,100
Present value discount on security deposits received		(53,519)	(72,191)
Lease liabilities		33,565	33,760
Present value discount on lease liabilities		(1,873)	(3,537)
Others (*)		323,148	310,890
	₩	4,196,359	4,603,614

(*) Includes point liabilities of ₩291,807 million and ₩284,397 million recognized in accordance with K-IFRS No. 1115 as of December 31, 2025 and 2024, respectively, and includes insurance liabilities of ₩4,661 million and ₩2,470 million recognized in accordance with K-IFRS No. 1117 as of December 31, 2025 and 2024, respectively.

(b) Insurance liabilities

i) Details of insurance liabilities and reinsurance assets as of December 31, 2025 and 2024 are as follows:

		2025	
		Insurance contract liabilities	**Reinsurance contract assets**
Debt waiver and deferral products	₩	4,661	4,661

		2024	
		Insurance contract liabilities	**Reinsurance contract assets**
Debt waiver and deferral products	₩	2,470	2,470

ii) The income and expenses related to insurance contracts for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Insurance revenue	₩	25,812	24,717
Insurance service expenses		9,248	6,177

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

27. Equity

(a) Equity as of December 31, 2025 and 2024 are as follows:

		2025	2024
Common stock	₩	626,847	626,847
Hybrid bonds		699,822	699,822
Capital surplus			
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		8,081	8,081
		860,729	860,729
Capital adjustments			
Stock options		1,896	1,897
Other capital adjustments		(4,661)	(4,251)
		(2,765)	(2,354)
Accumulated other comprehensive income			
Unrealized gain on valuation of financial assets at FVOCI		4,979	10,075
Effective portion of valuation loss on cash flow hedges		16,816	(55,818)
Remeasurements of the net defined benefit obligations		(62,300)	(61,350)
Foreign currency translation adjustments for			
foreign operations		20,476	28,070
		(20,029)	(79,023)
Retained earnings			
Legal reserve		313,424	313,424
Reserve for credit losses (refer to Note 28) (*)		902,308	863,885
Voluntary reserve		12,216	12,216
Unappropriated retained earnings (*)		5,078,554	4,958,209
		6,306,502	6,147,734
Non-controlling interests		28,776	23,141
	₩	8,499,882	8,276,896

(*) Of the unappropriated retained earnings for the year ended December 31, 2025, ₩32,811 million is expected to be appropriated to the reserve for credit losses, and ₩38,423 million of the unappropriated retained earnings for the year ended December 31, 2024 was appropriated to the reserve for credit losses.

(b) Capital stock and capital surplus

As of December 31, 2025 and 2024, par value of common stock is ₩5,000, the total number of authorized shares is 2,000,000,000 and total number of issued shares is 125,369,403.

(c) Hybrid bonds

Hybrid bonds classified as equity as of December 31, 2025 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)	December 31, 2025
March 17, 2022	KRW	March 17, 2052	4.01	399,901
February 14, 2023	KRW	February 14, 2053	5.28	299,921
				699,822

The hybrid bonds above can be repaid early after 5 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

27. Equity (continued)

(d) Changes in accumulated other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		2025					
		Items that are or may be reclassified subsequently to profit or loss			Items that will never be reclassified subsequently to profit or loss		
		Unrealized net changes in fair value of financial assets at FVOCI	Foreign currency translation adjustments for foreign operations	Unrealized net changes in fair value of cash flow hedges	Remeasurements of the defined benefit plan	Unrealized net changes in fair value of financial assets at FVOCI	Total
Beginning balance	₩	(2,560)	28,070	(55,817)	(61,350)	12,635	(79,022)
Gains (losses) during the period:							
Change due to fair value measurement, etc.		(4,806)	-	-	-	(2,016)	(6,822)
Reclassification of gains included in profit or loss:							
Reclassification to the initial carrying amount of the hedged item		-	-	(27,149)	-	-	(27,149)
Effect of hedge accounting		-	-	126,259	-	-	126,259
Effects of foreign exchange differences		-	(7,419)	-	-	-	(7,419)
Remeasurements of defined benefit plans		-	-	-	(2,550)	-	(2,550)
Income tax effects		1,359	-	(26,476)	1,600	366	(23,151)
Non-controlling interests		-	(175)	-	-	-	(175)
Ending balance	₩	(6,007)	20,476	16,817	(62,300)	10,985	(20,029)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

27. Equity (continued)

(d) Changes in accumulated other comprehensive income for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024				
		Items that are or may be reclassified subsequently to profit or loss			Items that will never be reclassified subsequently to profit or loss	
		Unrealized net changes in fair value of financial assets at FVOCI	Foreign currency translation adjustments for foreign operations	Unrealized net changes in fair value of cash flow hedges	Remeasurements of the defined benefit plan	Unrealized net changes in fair value of financial assets at FVOCI	Total
Beginning balance	₩	(7,029)	11,272	(37,438)	(49,680)	26,923	(55,952)
Gains (losses) arising during the period:							
Change due to fair value measurement		6,072	-	-	-	(17,912)	(11,840)
Reclassification adjustments for gains included in profit or loss:							
Transferred to the initial carrying amount of the hedged item		-	-	(582,424)	-	-	(582,424)
Effect of hedge accounting		-	-	557,342	-	-	557,342
Effects of foreign exchange differences		-	16,382	-	-	-	16,382
Remeasurements of defined benefit plans		-	-	-	(15,856)	-	(15,856)
Income tax effects		(1,603)	-	6,703	4,186	5,124	14,410
Reclassification to retained earnings		-	-	-	-	(1,500)	(1,500)
Non-controlling interests		-	416	-	-	-	416
Ending balance	₩	(2,560)	28,070	(55,817)	(61,350)	12,635	(79,022)

(e) Earned surplus reserves

The Korean Commercial Act requires the Group to accumulate, as it earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Group's capital. No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder's meeting.

(f) Voluntary reserve

The Group elected to measure an item of land and buildings at the date of transition to K-IFRS at its fair value and use that fair value as its deemed cost at that date. Revaluation surplus as a result of revaluation was classified as dividend restriction by the Board of Directors. Also, in accordance with amended Credit Information Use and Protection Act, the Group is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won, except per share data)

27. Equity (continued)

(f) Voluntary reserve (continued)

Details of voluntary reserve as of December 31, 2025 and 2024 are as follows:

		2025	2024
Revaluation reserve of property and equipment	₩	10,216	10,216
Claim reserves for on-line transactions		2,000	2,000
	₩	12,216	12,216

(g) Statements of appropriation of retained earnings for the years ended December 31, 2025 and 2024 are as follows:

		2025 (*)	2024 (*)
Expected/actual date of appropriation:		**2026-03-25**	**2025-03-25**
Unappropriated retained earnings			
Balance at the beginning of year	₩	4,549,454	4,342,179
Transfer from other comprehensive income as a result of the disposal of equity securities at FVOCI		-	1,500
Dividend on hybrid bond		(31,884)	(31,891)
Profit for the year		440,672	562,182
		4,958,242	4,873,970
Balance at the end of year before appropriation		4,958,242	4,873,970
Appropriation of retained earnings			
Transfer to reserve for credit losses		32,811	38,423
Cash dividends		238,453	286,093
Dividends per share (dividend as a percentage of par value):			
₩1,902 (54.11%) for 2025			
₩2,282 (50.89%) for 2024			
		271,264	324,516
Unappropriated retained earnings to be carried over to subsequent year	₩	4,686,978	4,549,454

(*) These statements of appropriation of retained earnings were based on the separate financial statements of Shinhan Card.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won, except per share data)

28. Reserve for Credit Losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Group reserves the difference between allowance for credit losses recognized under K-IFRS and Regulations on Supervision of Specialized Credit Finance Business Article 11 in the account of reserve for legal reserve for credit losses.

(a) Reserve for credit losses as of December 31, 2025 and 2024 are summarized as follows:

		2025	2024
Accumulated reserve for credit losses	₩	902,308	863,885
Reserve for credit losses, scheduled			
- Changes in 2025 and 2024		32,811	38,423
Ending balance of reserve for credit losses	₩	935,119	902,308

(b) Details of profit for the year attributable to owner of the Company after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Profit for the year attributable to owner of the Group	₩	476,745	572,147
Reserve for credit losses, scheduled		(32,811)	(38,423)
Profit for the year after adjusting for reserve for credit losses		443,934	533,724
Earnings per share after adjusting credit losses (in won) (*)	₩	3,287	4,067

(*) Dividend on hybrid bonds was deducted.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

29. **Operating Revenue and Contract Liabilities**

(a) Details of operating revenues for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Revenue from contracts with customers			
Fee and commission income	₩	1,217,717	1,337,152
Revenue from others			
Interest income		3,067,760	2,984,234
Fee and commission income			
Loans		5,455	7,027
Installment loans		14,368	15,855
Leases		650,918	651,655
Other		68,472	61,859
Dividend income		939	673
Gains on financial assets at FVTPL		12,610	26,399
Gains on derivatives		149,207	595,761
Gains on foreign currency transactions		182,590	70,428
Other operating income		522,347	422,063
	₩	4,674,666	4,835,954

(b) Classification of revenue from contracts with customers for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Revenue from contracts with customers			
Credit sales commission, etc.	₩	969,054	1,045,879
Insurance agency fee		100,826	93,556
Card loans origination fees, etc.		147,837	197,717
		1,217,717	1,337,152
Timing of revenue recognition			
Transferred at a point in time		954,876	1,085,513
Transferred over time		262,841	251,639
	₩	1,217,717	1,337,152

(c) The contract liabilities recognized as of December 31, 2025 and 2024 in relation to revenue from contracts with customers are as follows:

		2025	2024
Point liabilities (*)	₩	291,808	284,397
Unearned revenue of annual fee		118,212	110,499
	₩	410,020	394,896

(*) Recognized as other liabilities in the consolidated statements of financial position.

(d) Of the revenue recognized during the years ended December 31, 2025 and 2024, ₩110,499 million and ₩108,439 million that related to the contract liabilities carried forward from the prior period, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won, except per share data)

30. Earnings per Share

Earnings per share for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won, except shares outstanding and earnings per share)

		2025	2024
Profit for the year attributable to owner of the Group	₩	476,745	572,147
Dividend on hybrid bonds		(31,884)	(31,891)
Profit for the year attributable to common stocks		444,861	540,256
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	₩	3,548	4,309

The Group has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2025 and 2024.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

31. Share-Based Payment

Share-based payment as of December 31, 2025 is summarized as follows:

(a) Performance-based share-based payment

(i) Details of performance-based share-based payment as of December 31, 2025 are as follows:

a) Shinhan Card Co., Ltd

	Type	Vesting period	Performance condition	Estimated number of shares granted	Number of shares granted	Remaining number of shares granted
Granted in 2016	Equity-settled type (*)	2016	Relative share	67,660	51,560	16,100
Granted in 2017	Equity-settled type (*)	2017	price	68,377	62,011	6,366
Granted in 2018	Equity-settled type (*)	2018	performance	60,378	58,878	1,500
Granted in 2019	Equity-settled type (*)	2019	(20.0%) and	84,357	81,771	2,586
Granted in 2020	Cash-settled type	2020	achievement of	74,921	74,921	-
Granted in 2021	Cash-settled type	2021	management	95,359	95,359	-
Granted in 2022	Cash-settled type	2022	performance	93,877	-	93,877
Granted in 2023	Cash-settled type	2023	indicators over	94,682	-	94,682
Granted in 2024	Cash-settled type	2024	four years	85,495	-	85,495
Granted in 2025	Cash-settled type	2025	(80.0%)	68,015	-	68,015

(*) Shares of Shinhan Financial Group are granted, and, in accordance with the settlement arrangement, the amount payable by the Group to Shinhan Financial Group is recognized as a liability. Any difference between this amount and the compensation expense recognized under equity-settled share-based payment arrangements is recognized in equity.

b) Shinhan Credit Information Co., Ltd.

	Type	Vesting period	Performance condition	Estimated number of shares granted	Number of shares granted	Remaining number of shares granted
Granted in 2021	Cash-settled type	2021	Relative share price performance	3,981	3,981	-
Granted in 2022	Cash-settled type	2022	(20.0%) and achievement of	1,553	-	1,553
Granted in 2023	Cash-settled type	2023	management performance	1,550	-	1,550
Granted in 2024	Cash-settled type	2024	indicators over four years (80.0%)	1,248	-	1,248

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

31. Share-Based Payment (continued)

(a) Performance-based share-based payment (continued)

(ii) Granted shares and the fair value at the grant date are as follows:

a) Shinhan Card Co., Ltd.

Grant date	Granted shares	Fair value (in won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2016	74,200 ₩	39,000	50,300	34,200	16,100
February 4, 2016	15,400	38,150	13,204	13,204	-
June 3, 2016	5,200	38,800	2,901	2,901	-
August 1, 2016	1,900	40,650	742	742	-
October 31, 2016	3,100	43,850	513	513	-
January 1, 2017	70,200	45,300	59,879	53,513	6,366
March 7, 2017	10,600	46,950	8,498	8,498	-
January 1, 2018	59,900	49,400	60,378	58,878	1,500
January 1, 2019	84,266	39,400	84,357	81,771	2,586
January 1, 2020	80,216	32,050	74,921	74,921	-
January 1, 2021	109,986	36,800	95,359	95,359	-
January 1, 2022	110,355	35,200	93,877	-	93,877
January 1, 2023	109,001	40,150	94,682	-	94,682
January 1, 2024	88,321	47,650	85,495	-	85,495
January 1, 2025	67,930	76,900	68,015	-	68,015
	890,575		793,121	424,500	368,621

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

b) Shinhan Credit Information Co., Ltd.

Grant date	Granted shares	Fair value (in won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2021	4,528	36,800	3,981	3,981	-
January 1, 2022	1,765	35,200	1,553	-	1,553
January 1, 2023	1,779	40,150	1,550	-	1,550
January 1, 2024	1,556	47,650	1,248	-	1,248
	9,628		8,332	3,981	4,351

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

31. Share-Based Payment (continued)

(b) Share-based compensation expense for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Performance-based share-based payment	₩	13,270	6,333

(c) Details of accrued expenses and the intrinsic value as of December 31, 2025 are as follows:

As of December 31, 2025, total carrying amount of liabilities recognized in relation to share-based payment transactions and total intrinsic value of liabilities recognized in respect of rights that have vested by the end of the reporting period are as follows:

		Accrued expenses	Intrinsic values (*1)
Performance-based share-based payment (*2)	₩	27,690	27,690

(*1) The fair value of performance-based share-based payment is considered as intrinsic value.
(*2) In accordance with the settlement arrangement, the amount payable to Shinhan Financial Group is measured based on the closing market price as of the reporting date and recognized as a liability.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

32. Net Interest Income

Details of net interest income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Interest income			
Cash and due from banks	₩	14,648	12,159
Credit card receivables		2,316,550	2,236,689
Loans		333,170	378,184
Installment loans		257,091	225,950
Financing leases (*)		134,161	117,681
Others		12,140	13,571
		3,067,760	2,984,234
Interest expense			
Borrowings		(232,227)	(246,565)
Debentures		(743,226)	(676,701)
Securitized debentures		(117,117)	(102,446)
Lease liabilities (*)		(1,356)	(1,257)
Others		(26,337)	(26,094)
		(1,120,263)	(1,053,063)
Net interest income	₩	1,947,497	1,931,171

(*) It includes finance income and costs in financial lease receivables and lease liabilities in accordance with K-IFRS No. 1116.

Interest income on impaired financial assets for the years ended December 31, 2025 and 2024 are ₩14,793 million and ₩14,209 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

33. Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Fee and commission income			
Credit card receivables	₩	1,217,717	1,337,152
Loans		5,455	7,027
Installment loans		14,368	15,855
Leases		650,918	651,655
Others (*)		68,473	61,860
		1,956,931	2,073,549
Fee and commission expense			
Credit card receivables		(1,214,102)	(1,148,956)
Installment loans		(24,430)	(22,999)
Leases		(1,040)	(1,776)
Others (*)		(131,248)	(131,476)
		(1,370,820)	(1,305,207)
Net fee and commission income	₩	586,111	768,342

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (debt waiver and deferral service) given to credit card members. For the years ended December 31, 2025 and 2024, the amount of income related to debt waiver and deferral service are ₩23,623 million and ₩25,441 million, respectively, and the amount of expense are ₩7,293 million and ₩7,099 million, respectively.

34. Dividend Income

Details of dividend income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Financial assets at FVTPL in Korean Won	₩	446	433
Financial assets at FVOCI in Korean Won		493	240
	₩	939	673

35. Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Credit card receivables at amortized cost and other	₩	(856,616)	(894,300)
Other assets		(44,181)	(42,637)
Provision for unused loan commitments		(10,991)	19,852
Financial instruments at FVOCI		188	(153)
	₩	(911,600)	(917,238)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

36. General Administrative Expenses

Details of general administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Relate to employees			
Salaries and wages	₩	242,078	237,081
Bonus		55,183	60,380
Incentive of results		71	22,423
Share-based compensation expense		13,270	6,333
Employee benefits		131,311	105,659
Travel		5,926	6,740
Defined benefit		30,652	19,397
Defined contribution		6,651	5,707
Honorary retirement allowance		39,699	22,580
		524,841	486,300
Depreciation and amortization			
Depreciation		60,379	58,937
Amortization		28,112	26,605
		88,491	85,542
Other general administrative expenses			
Communication		30,650	34,892
Utility		25,130	24,105
Vehicle maintenance		2,846	3,058
Supplies		10,654	10,513
Rent		1,041	1,073
Insurance		39,371	42,466
Repairs		857	803
Entertainment		2,290	2,249
Advertising		25,301	32,131
Sales promotion		29,896	26,866
Training		2,147	3,476
Publication		561	528
Freight		956	884
Provision for restoration		18	18
Taxes and dues		69,008	64,829
		240,726	247,891
	₩	854,058	819,733

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

37. Other Operating Income and Expenses

Other operating income and expenses for the years ended December 31, 2025 and 2024 are as follows

		2025	2024
Other operating income			
Gains on recovery of bad debt (*)	₩	9,153	9,404
Others		513,193	412,659
		522,346	422,063
Other operating expenses			
Depreciation of lease assets		(445,200)	(465,837)
Others		(293,821)	(229,875)
		(739,021)	(695,712)
	₩	(216,675)	(273,649)

(*) Gains on recovery of bad debt is the amount of interest received from the bad debt.

38. Non-operating Income and Expenses

Non-operating income and expenses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Non-operating income			
Gain on assets received by donation	₩	1,666	-
Gains on disposal of property and equipment		690	495
Others		10,035	5,460
Miscellaneous income		15,177	18,346
		27,568	24,301
Non-operating expenses			
Donations		(23,739)	(8,944)
Increase in provision for litigation		(788)	(1,141)
Losses on disposal of property and equipment		(205)	(217)
Impairment loss on intangible assets, and property and equipment		(68)	-
Miscellaneous losses		(3,467)	(1,655)
Others		(2,427)	(263)
		(30,694)	(12,220)
	₩	(3,126)	12,081

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

39. Income Taxes

(a) Income tax expenses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Current income taxes payable	₩	170,547	178,277
Adjustments to the income tax expense for prior period		(1,146)	21,157
Changes in deferred tax due to changes in temporary differences (*)		5,872	(9,387)
Income tax expense (benefit) relating to items recognized outside profit or loss		(37,396)	14,390
Others (e.g., tax effects of the consolidated tax return)		1,606	(14,229)
Income tax expense	₩	139,483	190,208

(*) The Group applies the temporary exception to the recognition of deferred tax under K-IFRS No. 1012 and, accordingly, does not recognize deferred tax assets and liabilities related to the Global Anti-Base Erosion (GloBE) rules.

(b) The relationship between income tax expense and profit before income taxes for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Profit before income taxes (A)	₩	619,689	765,469
Income taxes at applicable tax rate		163,904	202,084
Adjustments:			
Non-taxable income		7,677	(8,434)
Non-deductible expense		(573)	1,092
Tax deductions		(1,318)	(1,484)
Consolidated tax return effect and others		(30,207)	(3,050)
Income tax expense (B)	₩	139,483	190,208
Effective tax rate (B/A)		22.51%	24.85%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

39. Income Taxes (continued)

(c) Changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

	2025			
	Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)
Accounts receivable	₩ 76	3	-	79
Financial assets at FVOCI	(1,680)	1,923	-	243
Valuation on financial assets at FVOCI	(3,615)	-	1,726	(1,889)
Valuation on property and equipment, depreciation and others	(2,913)	(109)	-	(3,022)
Deferred loan origination costs	(13,703)	1,689	-	(12,014)
Derivative assets	20,188	-	(26,475)	(6,287)
Accrued expenses	18,052	1,892	-	19,944
Defined benefit liabilities	156,839	721	317	157,877
Plan assets	(168,587)	(11,641)	1,284	(178,944)
Other provisions	138,697	16,847	-	155,544
Others	(4,569)	20,280	(14,329)	1,382
	₩ 138,785	31,605	(37,477)	132,913

	2024			
	Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)
Accounts receivable	₩ 76	-	-	76
Financial assets at FVOCI	(1,010)	(670)	-	(1,680)
Valuation on financial assets at FVOCI	(7,137)	-	3,522	(3,615)
Valuation on property and equipment, depreciation and others	(2,810)	(103)	-	(2,913)
Deferred loan origination costs	(13,467)	(236)	-	(13,703)
Derivative assets	13,485	-	6,703	20,188
Accrued expenses	19,386	(1,334)	-	18,052
Defined benefit liabilities	161,672	(8,463)	3,630	156,839
Plan assets	(178,133)	8,990	556	(168,587)
Other provisions	143,339	(4,642)	-	138,697
Others	(6,007)	1,438	-	(4,569)
	₩ 129,394	(5,020)	14,411	138,785

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

39. Income Taxes (continued)

(d) Deferred income taxes relating to items recognized outside profit or loss for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		January 1, 2025		Changes in
		Amount	Tax effect	Amount	Tax effect	tax effect
Changes in fair value of financial assets at FVOCI	₩	4,979	(1,889)	10,076	(3,615)	1,726
Effective portion of valuation gain or loss on cash flow hedges		16,817	(6,353)	(55,817)	20,122	(26,475)
Remeasurements of defined benefit obligations		(62,300)	23,623	(61,350)	22,022	1,601
	₩	(40,504)	15,381	(107,091)	38,529	(23,148)

		December 31, 2024		January 1, 2024		Changes in
		Amount	Tax effect	Amount	Tax effect	tax effect
Changes in fair value of financial assets at FVOCI	₩	10,076	(3,615)	27,029	(7,137)	3,522
Effective portion of valuation gain or loss on cash flow hedges		(55,817)	20,122	(50,856)	13,419	6,703
Remeasurements of defined benefit obligations		(61,350)	22,022	(67,516)	17,836	4,186
	₩	(107,091)	38,529	(91,343)	24,118	14,411

(e) The Group offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the Group has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2025 and 2024 are as follows:

		2025	2024
Deferred tax assets	₩	258,556	257,240
Deferred tax liabilities		(125,643)	(118,455)
	₩	132,913	138,785

(f) Deferred tax assets have been recognized as the Group has determined it is probable that future profits will be available against which the Group can utilize the related benefit.

(g) As of December 31, 2025 and 2024 current tax liabilities are ₩77,722 million and ₩69,111 million, respectively. For consolidated tax return, the amount is paid to the taxation authorities through the parent company of the Group.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

39. Income Taxes (continued)

(h) Following the enactment of legislation related to the Global Anti-Base Erosion (GloBE) Rules, the Group is obligated to pay a top-up tax equal to the difference between the effective tax rate and the minimum rate of 15% in each jurisdiction in which its constituent entities are located, to the extent that the jurisdictional effective tax rate falls below 15%. The Group has assessed the impact of the GloBE rules in accordance with the relevant legislation and has determined that no significant amount of top-up tax is expected to arise, as most constituent entities meet the transitional safe harbor requirements or have effective tax rates exceeding 15%.

Income tax expense related to the GloBE rules is subject to estimation uncertainty due to potential variability arising from various factors, including tax incentives received by permanent establishments and adjustments to accounting net profit or loss required under the legislation for the calculation of GloBE income in subsequent periods. In addition, the Group applies the temporary exception to the recognition and disclosure of deferred tax assets and liabilities under K-IFRS 1012, and therefore does not recognize deferred tax assets or liabilities related to the GloBE rules, nor does it disclose information related thereto.

40. Consolidated Statements of Cash Flows

(a) Details of cash and cash equivalents as of December 31, 2025 and 2024 are summarized as follows:

		2025	2024
Cash	₩	6	82
Available due from banks			
Demand deposits		324,817	567,098
Checking accounts		181	394
Foreign currency deposits		88,076	32,219
Cash and cash equivalents	₩	413,080	599,793

(b) The Group presents the cash inflows and outflows of bank overdrafts and repurchase agreements (RP) as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c) Reconciliations of the amounts of cash and cash equivalents in the statements of cash flows with the equivalent items reported in the statements of financial position as of December 31, 2025 and 2024 are as follows:

		2025	2024
Cash and due from banks in the statements of financial position	₩	550,151	864,692
Adjustment:			
Restricted due from banks		(129,041)	(58,399)
Time deposits · Installment savings (*)		(8,030)	(206,500)
Cash and cash equivalents in the statements of cash flows	₩	413,080	599,793

(*) It doesn't meet the definition of cash in K-IFRS No. 1007, 'Statements of Cash Flows'.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

40. Consolidated Statements of Cash Flows (continued)

(d) The consolidated statements of cash flows is prepared by using indirect method. Significant transactions without cash inflows and outflows for the years ended December 31, 2025 and 2024

		2025	2024
Transaction related right-of-use assets	₩	23,139	39,922
Valuation of financial assets at FVOCI		(6,822)	(11,840)
Valuation of derivatives for hedge accounting		99,110	(25,082)

(e) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

		2025						
		Balance at January 1, 2025	Changes from cash flows	Changes in foreign currency exchange rate	Interest expenses (amortization)	Changes in fair value	Others	Balance at December 31, 2025
Assets								
Net derivative assets	₩	664,086	(228,481)	-	-	130,768	(127)	566,246
Liabilities								
Borrowings		(6,550,378)	2,051,210	(18,277)	(2,011)	-	118,351	(4,401,105)
Debentures		(24,409,874)	(1,092,642)	(1,931)	(10,221)	-	-	(25,514,668)
Lease liabilities (*)		(30,223)	17,155	-	(1,355)	-	(17,268)	(31,691)
	₩	(30,990,475)	975,723	(20,208)	(13,587)	-	101,083	(29,947,464)

(*) The amount of change in cash flow includes ₩1,340 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

		2024						
		Balance at January 1, 2024	Changes from cash flows	Changes in foreign currency exchange rate	Interest expenses (amortization)	Changes in fair value	Others	Balance at December 31, 2024
Assets								
Net derivative assets	₩	128,749	(24,912)	-	-	552,709	7,540	664,086
Liabilities								
Borrowings		(7,962,662)	1,652,582	(77,658)	(1,022)	-	(161,618)	(6,550,378)
Debentures		(21,650,752)	(2,230,524)	(518,361)	(9,013)	-	(1,224)	(24,409,874)
Lease liabilities (*)		(18,488)	16,451	-	(1,257)	-	(26,929)	(30,223)
	₩	(29,631,902)	(561,491)	(596,019)	(11,292)	-	(189,771)	(30,990,475)

(*) The amount of change in cash flow includes ₩1,194 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

41. Contingent Liabilities and Commitments

(a) Contingent liabilities

The Group has 49 pending lawsuits as a defendant including collection of overdue credit card receivables, as of December 31, 2025 for a total claim amount of ₩13,206 million.

A legal provision of ₩4,329 million is recognized in the accompanying consolidated financial statements for expected loss due to lost litigation cases.

Additional losses may be incurred from these legal actions. However the result of such lawsuits cannot be predicted. Management believes that the result of the lawsuits would not have significant impact on the consolidated financial statements.

(b) ABS (Asset-Backed Securities) commitments

In trust-type asset securitizations, trust company can demand the Group to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Group has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods. Investor Interest based on transferred assets is provided as collateral for asset-backed securities. As of December 31, 2025, the Group has no additional obligation for the asset-backed securities.

The Group has entered into an agreement with the trust company to provide asset management services for the transferred assets. Under the agreement, the Controlling Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the trust company recorded as asset securitization income.

(c) Other commitments

i) The Group has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

ii) The Group is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Group has accumulated ₩2 billion as liability reserve for electronic banking and credit information.

iii) As of December 31, 2025, the Group has limit loan commitments amounting to ₩1,731.3 billion with banks including Hana bank and SC bank. In addition, the Group has entered into loan overdraft agreements (including daily check) amounting to ₩1,325.0 billion with banks including Shinhan bank and KB Kookmin bank.

iv) The unused credit provided by the Group as of December 31, 2025 and 2024 are ₩93,605,391 million and ₩91,239,801 million, respectively. As of December 31, 2025 and 2024, the securities purchase agreement signed by the Group are ₩79,620 million and ₩77,945 million.

(d) Other matters

With respect to the leakage of personal information of merchant representatives that occurred between March 2022 and May 2025, investigations by the regulatory authorities are currently in progress, and the results cannot be predicted at this time.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

42. **Asset-Backed Securitization (ABS)**

(a) The initial transfer prices of receivables transferred to its subsidiaries in accordance with the Asset-Backed Securitization Act during the year ended December 31, 2025 and 2024 are as follows:

	Transfer date	2025	2024
Shinhan Card 2024-1	2024.03.28	-	1,413,549
Shinhan Card 2024-2	2024.08.27	-	946,661
Shinhan Card 2025-1	2025.09.24	940,266	-
₩		940,266	2,360,210

(b) Outstanding balances of receivables sold in accordance with the Asset-Backed Securitization Act that remained uncollected as of December 31, 2025 and 2024 are as follows:

	Disposed assets	Transfer date	2025	2024
Shinhan Card 2021-2	Credit card receivables	2021.09.09	175,868	689,209
Shinhan Card 2022-1	Credit card receivables	2022.04.28	183,553	599,394
Shinhan Card 2022-2	Credit card receivables	2022.08.18	725,617	762,624
Shinhan Card 2022-3	Credit card receivables	2022.12.22	303,782	463,860
Shinhan Card 2023-1	Credit card receivables	2023.06.21	487,579	515,986
Shinhan Card 2024-1	Credit card receivables	2024.03.28	1,208,215	1,286,621
Shinhan Card 2024-2	Credit card receivables	2024.08.27	837,927	890,847
Shinhan Card 2025-1	Credit card receivables	2025.09.24	857,806	-
₩			4,780,347	5,208,541

(c) Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group's level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2025 and 2024, the carrying amount of financial assets related to securitization transactions that have neither been transferred nor derecognized are ₩4,780,347 million and ₩5,208,541 million, respectively; the carrying amount of related liabilities are ₩3,179,131 million and ₩3,551,174 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024

43. Related Parties and Related Parties Transactions

(a) As of December 31, 2025, related parties of the Group are summarized as follows. Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

Name of company	Control relationship
Shinhan Financial Group Co., Ltd.	Parent company
Wave Technology	Associate
Finflow	Associate
One Shinhan Connect Fund 1	Associate
One Shinhan Connect Fund 2	Associate
Shinhan hyper connect venture fund 1	Associate
Shinhan Bank	Other related party
Shinhan Life Insurance Co., Ltd.	Other related party
Shinhan DS Co., Ltd.	Other related party
Shinhan Securities Co., Ltd.	Other related party
Jeju Bank	Other related party
BNP Paribas Cardif Life Insurance	Other related party
Shinhan Savings Bank Co., Ltd.	Other related party
Shinhan Fund Partners	Other related party
Shinhan Capital Co., Ltd.	Other related party
Shinhan Asset Management Co., Ltd.	Other related party
SHC Management Co., Ltd.	Other related party
Shinhan EZ General Insurance Co., Ltd.	Other related party
Shinhan REITs Management Co., Ltd.	Other related party
Shinhan AI Co., Ltd.	Other related party
Shinhan Asset Trust Co., Ltd.	Other related party
Shinhan Venture Investment Co., Ltd.	Other related party
Goduck Gangil10 PFV Co., Ltd.	Other related party
KOREA FINANCE SECURITY CO., LTD	Other related party
ICSF (The Korea's Information Center for Savings & Finance)	Other related party
Techfin ratings Co., Ltd. (*)	Other related party
iPIXEL Co., Ltd.	Other related party
One Shinhan Futures New Technology Investment Association 1	Other related party
One Shinhan Futures New Technology Investment Association 2	Other related party
One Shinhan Futures New Technology Investment Association 3	Other related party
Shinhan global flagship venture fund 1	Other related party
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Other related party
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3	Other related party
Korea Credit Bureau	Other related party
Kiram Ho Chi Minh Office General Private Placement Real Estate Investment Trust(USD)	Other related party
Shinhan hyper future's venture fund 1	Other related party
Shinhan hyper future's venture fund II	Other related party
SH Rebalancing Private Real Estate Investment Trust No.1	Other related party
Shinhan Credit Recovery NPL Mixed Asset Investment Fund 2	Other related party
Shinhan Credit Solution Mixed Asset Investment Fund 1	Other related party

(*) During the year ended December 31, 2024, Douzon TECHFIN Co., Ltd. has changed its name to Techfin ratings Co., Ltd.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(b) Significant transactions with the related parties for years ended December 31, 2025 and 2024 are as follows:

Related party / Account		2025	2024
Shinhan Financial Group Co., Ltd.			
Interest expense	₩	35,498	52,528
Fee and commission income		61	60
Fee and commission expense		13,340	13,340
Shinhan Bank (*1)			
Interest income		2,322	3,308
Interest expense		20,029	14,937
Fee and commission income		10,006	9,863
Fee and commission expense		178,515	166,855
Other general and administrative expense		5,475	3,983
Gain on derivatives		14,373	102,765
Loss on derivatives		17,217	-
Reversal of credit loss allowance		-	(2)
Shinhan Life Insurance Co., Ltd.			
Interest income		234	1,389
Interest expense		584	1,351
Fee and commission income		20,947	21,276
Fee and commission expense		5,189	4,868
Other general and administrative expense		1	13
Provision for (reversal of) credit loss allowance		(1)	2
Shinhan DS Co., Ltd. (*2)			
Fee and commission expense		67,202	64,487
Other non-operating income		2	2
Other general and administrative expense		41	61
Reversal of credit loss allowance		(11)	(6)
Shinhan Securities Co., Ltd. (*1)			
Interest income		130	279
Interest expense		-	10
Fee and commission income		262	218
Fee and commission expense		143	167
Other general and administrative expense		17	20
Reversal of credit loss allowance		-	(1)
Shinhan Capital Co., Ltd.			
Fee and commission income		46	32
Jeju Bank			
Fee and commission income		114	71
Fee and commission expense		3	4
BNP Paribas Cardif Life Insurance			
Fee and commission income		25	37
Shinhan Savings Bank Co., Ltd.			
Interest income		132	7
Fee and commission income		908	1,325
Fee and commission expense		2	4
Other non-operating income		3	2
Reversal of credit loss allowance		-	(1)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

43. **Related Parties and Related Parties Transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party / Account	2025	2024
Shinhan Asset Management Co., Ltd.	₩	
Fee and commission expense	5	8
Other non-operating income	4	28
Interest income	-	3
SHC Management Co., Ltd.		
Other non-operating income	55	55
Shinhan EZ General Insurance Co., Ltd.		
Fee and commission income	1,129	427
Other general and administrative expense	119	50
Shinhan Asset Trust Co., Ltd.		
Provision for credit loss allowance	1	-
Shinhan AI Co., Ltd.		
Fee and commission income	-	1
Shinhan Venture Investment Co., Ltd.		
Fee and commission expense	72	84
Provision for credit loss allowance	1	-
Goduck Gangil10 PFV Co., Ltd.		
Interest income	-	25
Reversal of credit loss allowance	-	(12)
Korea Credit Bureau		
Fee and commission income	3,790	1,742
Fee and commission expense	5,060	4,830
Reversal of credit loss allowance	(1)	-
Other general and administrative expense	1,093	91
EDNCENTRAL Co., Ltd. (*3)		
Interest income	391	500
Fee and commission income	18	-
Provision for credit loss allowance	3	74
iPIXEL Co., Ltd.		
Reversal of credit loss allowance	(1)	-
Techfin ratings Co., Ltd.		
Reversal of credit loss allowance	(8)	-
WaveTechnology Co., Ltd		
Fee and commission expense	300	300
Finflow (*4)		
Other non-operating income	93	-
KOREA FINANCE SECURITY CO., LTD		
Other general and administrative expense	145	145

(*1) For years ended December 31, 2025 and 2024, the Group recognized the right-of-use assets and lease liabilities amounting to ₩9,511 million and ₩8,328 million, respectively, according to the lease contract with the other related amounting to ₩9,803 million and ₩7,732 million. In relation to this, the Group recognized interest expense amounting to ₩121 million and ₩494 million.

(*2) As of December 31, 2025 and 2024, the Group acquired a tangible asset amounting to ₩214 million and ₩24 million, and an intangible asset from other related parties amounting to ₩2,892 million and ₩9,352 million.

(*3) During the year ended December 31, 2025, EDNCENTRAL Co., Ltd. was excluded from related parties as the Group lost significant influence as a result of disposals, liquidation, or similar events. The amounts represent transactions up to the date on which the investee ceased to be a related party.

(*4) During the year ended December 31, 2025, the Group acquired shares in Finflow through a contribution in kind, and accordingly, Finflow was included as a related party as of December 31, 2025. The related disposal gain of ₩93 million arising from the contribution in kind is included in other non-operating income.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

43. **Related Parties and Related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2025 and 2024 are summarized as follows:

Related party / Account		2025	2024
Shinhan Financial Group Co., Ltd.			
Credit card receivables	₩	526	531
Consolidated tax receivables		34	4
Shinhan Bank			
Cash and due from banks		107,208	257,239
Credit card receivables		8,820	9,252
Allowance for credit losses		(3)	(3)
Derivative assets		61,982	154,906
Accounts receivable		981	2,357
Accrued income		156	2,312
Security deposits paid		14,470	14,546
Shinhan Life Insurance Co., Ltd.			
Credit card receivables		1,875	1,884
Allowance for credit losses		(2)	(4)
Accounts receivable		78	46
Plan assets		-	8,409
Shinhan DS Co., Ltd.			
Credit card receivables		3,977	4,068
Allowance for credit losses		(12)	(23)
Shinhan Securities Co., Ltd.			
Cash and due from banks		433	1,279
Credit card receivables		2,188	2,272
Accounts receivable		9	-
Allowance for credit losses		(1)	(1)
Security deposits paid		-	300
Jeju Bank			
Cash and due from banks		2,394	1,687
Accounts receivable		20	5
BNP Paribas Cardif Life Insurance			
Credit card receivables		190	154
Allowance for credit losses		(1)	(1)
Shinhan Savings Bank Co., Ltd.			
Cash and due from banks		4,550	2,050
Credit card receivables		119	114
Accrued income		65	4
Accounts receivable		50	39
Allowance for credit losses		(1)	(1)
Shinhan Fund Partners			
Credit card receivables		245	164
Shinhan Capital Co., Ltd.			
Credit card receivables		291	249
Account receivable		6	1
Shinhan Asset Management Co., Ltd.			
Credit card receivables		479	375

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

43. **Related Parties and Related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2025 and 2024 are summarized as follows: (continued)

Related party / Account		2025	2024
Shinhan REITs Management Co., Ltd.			
Credit card receivables	₩	62	67
Shinhan Asset Trust Co., Ltd.			
Credit card receivables		274	229
Allowance for credit losses		(1)	-
Shinhan EZ General Insurance Co., Ltd.			
Credit card receivables		73	65
Allowance for credit losses		(1)	(1)
Shinhan Venture Investment Co., Ltd.			
Credit card receivables		92	84
Allowance for credit losses		(1)	-
EDNCENTRAL Co., Ltd. (*)			
Loans		-	13,100
Allowance for credit losses		-	(74)
Korea Credit Bureau			
Credit card receivables		907	616
Allowance for credit losses			(1)
KOREA FINANCE SECURITY CO., LTD			
Credit card receivables		7	6
ICSF (The Korea's Information Center for Savings & Finance)			
Credit card receivables		1	2
Techfin Ratings Co., Ltd.			
Credit card receivables		28	13
Allowance for credit losses		-	(2)
iPIXEL Co., Ltd.			
Credit card receivables		10	14
Allowance for credit losses		-	(1)
Total accounts receivable	₩	212,577	478,331

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2025 and 2024 are summarized as follows: (continued)

Related party / Account		2025	2024
Shinhan Financial Group Co., Ltd.			
Borrowings	₩	1,383,047	1,852,100
Current tax liabilities		79,879	71,214
Accrued expenses		32,694	31,136
Shinhan Bank			
Derivative liabilities		878	4,927
Borrowings		245,644	184,146
Provision for restoration		57	550
Accounts payable		746	203
Accrued expenses		2,390	2,751
Lease liabilities		9,803	7,315
Provision for unused credit commitments		6	6
Shinhan Life Insurance Co., Ltd.			
Accounts payable		1,818	1,936
Accrued expenses		6,011	6,564
Borrowings		5,460	11,540
Provision for unused credit commitments		4	3
Shinhan Securities Co., Ltd.			
Lease liabilities		-	12
Provision for unused credit commitments		1	1
BNP Paribas Cardif Life Insurance			
Provision for unused credit commitments		1	1
Shinhan DS Co., Ltd.			
Accrued expenses		3,189	3,268
Provision for unused credit commitments		1	2
Shinhan Savings Bank			
Provision for unused credit commitments		1	1
Shinhan EZ General Insurance Co., Ltd.			
Accounts payable		-	1
Provision for unused credit commitments		1	1
Shinhan Asset Trust Co., Ltd.			
Provision for unused credit commitments		1	-
EDNCENTRAL Co., Ltd. (*)			
Provision for unused credit commitments		-	156
Techfin Ratings Co., Ltd.			
Provision for unused credit commitments		1	7
iPIXEL Co., Ltd.			
Provision for unused credit commitments		-	1
Total accounts payable	₩	1,771,633	2,177,842

(*) During the year ended December 31, 2025, EDNCENTRAL Co., Ltd. was excluded from related parties as the Group lost significant influence as a result of disposals, liquidation, or similar events.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(d) Fund transactions between the related parties for the years ended December 31, 2025 and 2024 are summarized as follows:

(i) Borrowing · Repayment

Control -relationship	Related party		2025		2024	
			Borrowing	Repayment	Borrowing	Repayment
Parent Company (*1)	Shinhan Financial Group Co., Ltd.	₩	670,000	(1,137,680)	–	(460,000)
Other related party (*2)	Shinhan Bank		615,750	(549,036)	469,295	(456,254)
Other related party	Shinhan Life Insurance Co., Ltd.		–	(5,460)	–	(10,880)

(*1) Dividends paid on hybrid bonds during the year ended December 31, 2025 and 2024 amounted to ₩31,884 million and ₩31,884 million, respectively.

(*2) During the year ended December 31, 2025, the amount of borrowings arising from lease liabilities under lease agreements entered into with other related party was ₩10,003 million, and repayments of lease liabilities during the years ended December 31, 2025 and 2024 amounted to ₩2,064 million and ₩2,344 million, respectively.

(ii) Loans · Collection

Control -relationship	Related party		2025		2024	
			Loans	Collection	Loans	Collection
Other related party (*)	EDNCENTRAL Co., Ltd.	₩	2,310	–	13,100	-

(*) During the year ended December 31, 2025, EDNCENTRAL Co., Ltd. was excluded from related parties as the Group lost significant influence as a result of disposals, liquidation, or similar events. The amounts represent transactions up to the date on which the investee ceased to be a related party.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(d) Fund transactions between the related parties for the years ended December 31, 2025 and 2024 are summarized as follows: (continued)

(iii) Investment · collection

Control relationship	Related party		2025 Investment	2025 Collection	2024 Investment	2024 Collection
Other related party	One-Shinhan Futures New Technology Investment Association 1	₩	-	-	-	(120)
Other related party	Shinhan global flagship venture fund 1		6,000	-	6,000	-
Other related party	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		1,193	(5,270)	3,546	(5,260)
Other related party	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3		1,118	(275)	5,656	(300)
Other related party	Shinhan hyper future's venture fund 1		211	-	564	-
Other related party	Shinhan hyper future's venture fund Ⅱ		180	-		
Other related party	Kiran Ho Chi Minh Office General Private Placement Real Estate Investment Trust		4,661	-	-	-
Other related party	Shinhan Credit Recovery NPL Mixed Asset Investment Fund 2		4,692	-	-	-
Other related party	Shinhan Credit Solution Mixed Asset Investment Fund 1		14,730	-	-	-
Other related party	SH Rebalancing Private Real Estate Investment Trust No.1		12,031	-		
Associate	One-Shinhan Connect Fund 1		600	(3,600)	-	-
Associate	One-Shinhan Connect Fund 2		150	-	-	-
Associate	Shinhan hyper connect venture fund 1		13,500	(983)	13,500	-
Associate	Finflow		630	-	-	-

(iv) The transaction of payment and deposit that occurs due to business reasons between related parties is excluded.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

43. **Related Parties and Related Parties Transactions (continued)**

(e) Key management personnel compensations for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Salaries and wages	₩	3,096	3,895
Post-employment benefits		63	207
Share-based payments		2,768	2,257
	₩	5,927	6,359

(f) Details of the guarantee provided by related parties as of December 31, 2025 and 2024 are as follows:

Guarantor	Guaranteed Party		Amount of guarantee		Details
			2025	2024	
Shinhan Bank	Shinhan Card Co., Ltd.	₩	300,000	300,000	Daily check overdraft agreement
			86,409	106,648	Unused credit commitment
			39,603	40,572	Financial guarantee (letter of credit)

(g) The main agreement with related parties as of December 31, 2025 and 2024 are as follows:

Related Party		Amount of commitment		Details
		2025	2024	
Shinhan Bank	₩	1,048,358	1,393,850	Derivative facilities
Shinhan Financial Group Co., Ltd.		3,474	3,469	Unused credit card commitment
Shinhan Bank		57,041	58,001	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		7,124	7,115	Unused credit card commitment
Shinhan DS Co., Ltd.		1,523	1,432	Unused credit card commitment
Shinhan Securities Co., Ltd.		8,312	8,228	Unused credit card commitment
BNP Paribas Cardif Life Insurance		810	846	Unused credit card commitment
Shinhan Savings Bank Co., Ltd.		381	386	Unused credit card commitment
Shinhan Fund Partners		755	836	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,299	2,341	Unused credit card commitment
Shinhan Asset Management Co., Ltd		721	625	Unused credit card commitment
Shinhan EZ General Insurance Co., Ltd.		177	185	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		138	133	Unused credit card commitment
Shinhan Asset Trust Co., Ltd.		1,026	1,071	Unused credit card commitment
Shinhan AI Co., Ltd.		-	-	Unused credit card commitment
Shinhan Venture Investment Co., Ltd.		408	416	Unused credit card commitment
Structured Entities (*)		78,762	77,945	Securities purchase commitments

(*) The amount is for the Group's associates and other structured entities that are other related parties.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

43. **Related Parties and Related Parties Transactions (continued)**

(h) The collateral provided to related parties as of December 31, 2025 and 2024 are as follows:

Related Party	Collateral asset		Set amount of collateral	
			2025	**2024**
Shinhan Bank	Lease bond (*)	₩	134,654	237,000
Shinhan Bank	Cash and due from banks		180	180
Shinhan Savings Bank Co., Ltd.	Cash and due from banks		50	50
Shinhan Life Insurance Co., Ltd.	Cash and due from banks		10	10

(*) The Group provides lease bonds classified as operating leases and financial leases as collateral.

(i) As of December 31, 2025 and 2024, the Group acquired bonds through Shinhan Securities Co., Ltd. for ₩1,631 million and ₩11,721 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

44. Interests in Unconsolidated Structured Entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, beneficiary certificates and characteristics of these structured entities are as follows:

	Description
Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators' funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles as the asset manager.
Investment fund	Investment funds are investment trusts, private investment companies, and associations that raise funds by issuing profit (investment) securities to investors and distribute the profits to investors by investing in stocks or bonds. The Group is an investor in an investment fund and may be exposed to principal losses if the value of the investment fund falls.

(i) The size of unconsolidated structured entities as of December 31, 2025 and 2024 are as follows:

		2025	2024
Assets-backed securitization	₩	140,404	142,549
Investment fund		33,416,943	32,226,653
Total assets	₩	33,557,347	32,369,202

(ii) Gain or loss recognized in relation to the Group's interests in unconsolidated structured entities for the years ended December 31, 2025 and 2024 are as follows:

		2025		
		Asset-backed securitization	Investment fund	Total
Gain				
Gain on valuation	₩	-	393	393
Other income		6,325	1,295	7,620
	₩	6,325	1,688	8,013
Loss	₩	297	5,948	6,245

		2024		
		Asset-backed securitization	Investment fund	Total
Gain				
Gain on valuation	₩	-	4,368	4,368
Other income		7,329	1,018	8,347
	₩	7,329	5,386	12,715
Loss	₩	53	1,052	1,105

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

44. Interests in Unconsolidated Structured Entities (continued)

(b) Nature of risks

(i) The carrying amounts of the assets and liabilities recognized relating to the Group's interests in unconsolidated structured entities as of December 31, 2025 and 2024 are as follows:

		2025		
		Asset-backed securitization	Investment fund	Total
Assets:				
Financial assets at FVTPL	₩	900	660,513	661,413

		2024		
		Asset-backed securitization	Investment fund	Total
Assets:				
Financial assets at FVTPL	₩	1,198	580,691	581,889

(ii) Maximum exposure to risk relating to the Group's interests in unconsolidated structured entities as of December 31, 2025 and 2024 are as follows:

		2025		
		Asset-backed securitization	Investment fund	Total
Assets held	₩	900	660,513	661,413
Purchase commitments		-	43,523	43,523

		2024		
		Asset-backed securitization	Investment fund	Total
Assets held	₩	1,198	580,691	581,889
Purchase commitments		-	27,597	27,597

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
As of and for the years ended December 31, 2025 and 2024
(In millions of won)

45. Disposal Group Classified as Held for Sale

In accordance with regulations on the establishment of local holding companies in Indonesia, the Group obtained regulatory approval in September 2025 for the sale of a portion of its equity interest in Shinhan Indo Finance to the Indonesian subsidiary of Shinhan Bank. Accordingly, the assets and liabilities related to Shinhan Indo Finance have been classified as assets and liabilities held for sale. The transaction is expected to be completed by September 2026.

(a) Assets and liabilities classified as held for sale are as follows:

		2025
Assets of a disposal group classified as held for sale		
Cash and due from banks	₩	4,526
Credit card receivables at amortized cost and others		284,491
Property and equipment		4,355
Deferred tax assets		658
Other assets		5,169
		299,199
Liabilities of a disposal group classified as held for sale		
Borrowings		244,410
Defined benefit liabilities		209
Other liabilities		5,783
		250,402

(b) Cumulative gains or losses directly recognized in other comprehensive income in relation to the disposal group classified as held for sale are as follows:

		2025
Foreign currency translation adjustments for foreign operations	₩	(2,300)